INC











2002 ANNUAL REPORT

($000's omitted, except per share data)	2002	2001(a)	2000	1999	1998
CONSOLIDATED RESULTS					
Revenues	**$7,471,819**	$5,389,261	$4,246,977	$3,768,223	$2,896,785
Income from continuing operations	**444,601**	302,425	218,384	178,287	101,148
Net income	**453,645**	301,393	188,513	178,165	102,183
Per share data:					
Earnings per share—basic:					
Continuing operations	**7.35**	6.16	5.29	4.12	2.35
Net income	**7.50**	6.14	4.56	4.12	2.38
Earnings per share—assuming dilution:					
Continuing operations	**7.20**	6.01	5.18	4.07	2.30
Net income	**7.35**	5.99	4.47	4.07	2.33
Cash dividends per share	**.16**	.16	.16	.16	.15
Total assets	**$6,888,455**	$5,710,893	$2,880,483	$2,487,331	$2,262,561
Senior notes and subordinated notes	**1,913,268**	1,722,864	666,296	508,690	530,901
Debt to capital ratio	**40.94%**	44.80%	35.19%	32.48%	38.22%
Shareholders' equity	**$2,760,426**	$2,276,665	$1,247,931	$1,093,319	$ 921,442
Return on average shareholders' equity	**18.18%**	18.11%	16.58%	17.69%	11.78%
Book value per share	**$ 45.16**	$ 38.13	$ 30.02	$ 25.27	$ 21.35
Number of employees	**9,200**	9,400	5,200	5,000	4,300
DOMESTIC HOMEBUILDING RESULTS					
Revenues	**$7,167,915**	$5,274,650	$4,168,516	$3,689,255	$2,825,558
Pre-tax income	**719,010**	514,675	383,255	306,130	175,345
Settlements (units)	**28,903**	22,915	19,799	19,569	16,051
Net new orders (units)	**30,830**	26,116	19,844	19,367	18,193
Backlog (units)	**10,605**	8,678	5,477	5,432	5,415
Total markets, at year end	**44**	43	41	41	41
Active communities, at year end	**460**	440	396	388	403
Average selling price	**$ 242**	$ 225	$ 206	$ 187	$ 174
Gross profit margin	**20.1%**	19.8%	18.7%	17.7%	16.0%

(a) Del Webb operations were merged effective July 31, 2001

TOTAL REVENUE
(in billions)



$8
7
6
5
4
3
2
1
0
'98
'99
'00
'01
'02

EARNINGS PER SHARE, ASSUMING DILUTION, FROM CONTINUING OPERATIONS
(in dollars)



$8
7
6
5
4
3
2
1
0
'98
'99
'00
'01
'02

BOOK VALUE PER SHARE
(in dollars)



$50
40
30
20
10
0
'98
'99
'00
'01
'02


44
markets

COMPANY PROFILE For more than 50 years, Pulte Homes has been helping individuals, couples and families build a better life. Today, the Company's operations span more than 40 markets throughout the United States, Argentina, Mexico and Puerto Rico. Through its Del Webb brand, the Company is now the country's leading builder of Active Adult communities. In building approximately 330,000 homes in its history, Pulte Homes has been honored as "America's Best Builder" and named Builder of the Year 2002. Providing excellent customer service and offering a wide variety of loan products, Pulte Mortgage, LLC, Pulte Homes' national mortgage company, meets the financing needs of Pulte Homes' customers throughout the country. Whether it's a first-time buyer or a growing family, Pulte Homes' commitment to quality is reflected in the way it builds homes, demonstrated in the way it treats customers and evident in the 9,000 employees who provide customers with exceptional value and a buying experience that exceeds their expectations.


330,000
homes constructed





Competitive Advantage: In 2002, we held roughly three percent of the total U.S. market for new homes and approximately five percent share across the markets in which we operate. Clearly, Pulte Homes has ample room to grow. Further, with demand for housing expected to be relatively stable, growth is all about expanding market share. Given these dynamics, our unique operating model provides an important competitive advantage; as the only national builder with the stated strategy of selling to all the major customer segments—first time/affordable, first move up, second move up (luxury) and active adult—Pulte Homes can service the largest universe of potential buyers.

Letter to Pulte Homes Shareholders, Customers, Associates and Business Partners

Annual new home sales in the United States have increased by a respectable 21 percent over the past five years to 976,000 houses in 2002. Over this same time frame, Pulte Homes' domestic closings have surged by almost 100 percent to last year's record 29,000 homes, while our domestic homebuilding revenues have nearly tripled to a record $7.2 billion. Clearly, Pulte Homes is expanding its share of this $250-billion industry.

Our growth is reflective of a consolidation wave that is dramatically altering the competitive landscape. A decade ago, the country's top five builders delivered just shy of 25,000 homes, or about four percent of the new homes sold that year. By 2002, these same five builders had expanded their business to approximately 134,000 homes, or an estimated 14 percent of U.S. home sales. We have certainly led the charge, as our domestic unit closings expanded by more than 250 percent and total homebuilding revenues increased six fold in climbing to 2002's record results. Our financial strength, market and product diversity, quality and customer focus provide competitive advantages as we continue to expand market share and grow our operations.

With this as a backdrop, we are extremely proud to report that for 2002, Pulte Homes delivered its seventh consecutive year of record-setting results and its 52nd consecutive year of profitability. All this was achieved while continuing to invest for the future and holding to the *conservatively aggressive* philosophy that has been our cornerstone since the Company's founding 52 years ago.

Earnings Growth Built on Strong Financial Footings

Forecasts indicate that U.S. population growth and favorable demographic trends will sustain high levels of housing demand over the long term. Over the short term, however, other factors such as interest rates, employment and consumer confidence can have a more significant impact on current period demand. In 2002, Pulte Homes and the entire housing industry benefited from low interest rates that helped maintain housing activities during a second year of broader economic weakness.

Reflecting the benefits of strong buyer demand and the inclusion of a full year of sales from Del Webb, our consolidated revenues surged 39 percent to a record $7.5 billion. Higher revenues and increased profitability resulted in record net income from continuing operations of $445 million, or $7.20 per share, an increase of 47 percent over 2001. These results are consistent with our long-term goals of achieving $10 billion in revenues and $10.00 in earnings per share by the end of 2004.

The continued strength of our homebuilding operations helped to drive book value per share to a record $45.16, while we continued to generate a strong return on shareholders' equity of 18 percent. We also finished the year in an excellent financial position with $613 million of cash on our balance sheet and no borrowings outstanding on our $570 million bank credit facility.

Our domestic homebuilding business realized dramatic gains during 2002, reflecting growth in our traditional homebuilding operations and the inclusion of a full year of Del Webb operations. Total homebuilding and land sale revenues for the year increased 36 percent to $7.2 billion. U.S. closings reached a record 28,903 homes, as we successfully expanded our business within our current markets.

For the year, our domestic homebuilding operations including land sale profits generated a record $719 million in pre-tax income, an increase of $204 million, or 40 percent, over 2001. Homebuilding operations had an excellent year and entered 2003 in a very strong position with a record backlog of 10,605 homes valued at $2.9 billion.

Beyond the pure financial metrics, we also completed the successful integration of Del Webb, which we are pleased to say delivered even more than we had expected. Cost savings exceeded upwardly revised estimates of $50-$75 million, while customer response to the Webb name has proven even stronger than we anticipated. For the year, Webb-branded communities delivered approximately 8,000 new homes, further solidifying our position as the industry leader in serving the active adult buyer.

52



In 2002 we recorded our 52nd year of uninterrupted profitability

The focus for 2002 was on efficiently integrating the Webb operations and deploying best practices from both organizations to drive improved performance across our entire Company. We also cut the ribbon on four new Del Webb-branded communities, including the introduction of the Webb brand into the Northeast with Great Island in Massachusetts and Somerset Run in New Jersey. The schedule is even more exciting for 2003 with the potential to open the doors on upward of a dozen new Del Webb-branded communities, including the first in Colorado and Pennsylvania.

Everyone involved with the merger worked tirelessly to ensure a smooth and seamless integration. Our 2002 financial and operating results, along with our growth plans for 2003, reflect the positive impact of their efforts.

We are also proud to report that Pulte Homes continues to rank highest in the area of customer satisfaction as recognized by homebuyers across the country. Our divisions in Charlotte, Houston, Las Vegas, Minneapolis/St. Paul, Phoenix, San Francisco and Southern California ranked highest in their respective markets in customer satisfaction in the J.D. Power and Associates 2002 New Homebuilder Customer Satisfaction Study℠. In addition to ranking highest in these seven markets, Pulte Homes and its Del Webb communities ranked among the top three homebuilders in 12 of the 16 markets surveyed.

Our success in the J.D. Power and Associates study* is consistent with improvements in our internal measures relating to product quality and customer satisfaction. These results are reflective of an organization committed to building a quality home and of a culture focused on delivering a superior customer experience. We acknowledge the great efforts of every member of the Pulte Homes team in achieving this success, and we want to thank them for their enthusiasm and commitment.

As part of our commitment to continuously raise the bar on product quality, during 2002 we furthered development of Pulte Home Sciences (PHS), which is a critical part of our strategy to integrate more manufacturing processes into the business of homebuilding. Our first plant in Detroit proved the concept and gave us confidence to expand PHS into our Virginia operations. This new plant, which is expected to be on-line in 2003, has the potential to significantly improve product quality while lowering our overall house costs in the D.C. market.

Capitalizing on our higher homebuilding volumes and a favorable interest rate environment, our financial services operations reported another outstanding year of growth and record profitability. For 2002, reported pre-tax income of $66.7 million was almost double that of the prior year, while our mortgage operations originated over 23,000 loans with a principal value of $3.8 billion. Even more important, we continue to benefit from ongoing integration of our homebuilding and mortgage operations, resulting in higher customer satisfaction scores for both sides of our business.

In 2002, our international operations delivered 6,525 homes, with our affiliates adding 1,022 deliveries in Argentina, Mexico and Puerto Rico, as our international operations reported pre-tax income of $5.1 million, completely reversing the pre-tax loss experienced in 2001. It's fair to say that our local managers have done a solid job running the operations and responding to volatile market conditions. It's also fair to say, however, that we have been disappointed with the returns generated by our international operations. Looking ahead, our focus remains on getting these businesses to deliver more consistent profits and returns. Further, we are investigating ways wherein the value we have created is recognized and, in turn, our shareholders are rewarded.

Operationally and financially, we achieved many of the goals we set for ourselves in 2002 while strengthening our overall leadership position in the industry.



Managing for the Long Term

In 2002, we held roughly three percent of the total U.S. market for new homes and approximately five percent share across the markets in which we operate. Clearly, Pulte Homes has ample room to grow. Further, with demand for housing expected to be relatively stable, *growth is all about expanding market share. Given these dynamics, our unique operating model provides an important competitive advan*tage; as the only national builder with the stated strategy of selling to all the major customer segments—first time/affordable, first move up, second move up (luxury) and active adult—Pulte Homes can service the largest universe of potential buyers.

In support of our growth objectives, we continue to reinvest cash flows back into the business, principally to increase the number of lots we control. In 2002, incremental land investments of almost $475 million enabled the Company to finish the year with more than 176,000 lots under control. We are comfortable making these investments because we expect the project returns from our new communities will exceed our cost of capital, ultimately helping to build shareholder value.

We believe one of management's most important responsibilities is determining how best to invest its resources to help ensure the long-term success of the business and to maximize the value of Pulte Homes for its shareholders.

Every day we assess the best use of our next dollar of capital from among investing in the business versus acquiring another company, paying down debt and/or repurchasing our stock. A new wrinkle in the allocation process has been added with discussions about more favorable tax treatment for dividends. All these uses of cash have merit, and we have allocated capital to all at different times. We *believe one of management's most important responsibilities is determining how best to invest its resources to help ensure the long-term* success of the business and to maximize the value of Pulte Homes for its shareholders. While our bias remains to capitalize on growth opportunities by reinvesting in the business, we are flexible and continuously assess market conditions to maximize business returns on every next dollar invested.

In positioning Pulte Homes to expand its share of what is today a highly fragmented homebuilding industry, our investment strategy must look beyond land and materials to an equally critical resource...people. Today, we are investing millions of dollars in programs to recruit, develop and retain the most talented team in the industry.

Studies say the cost of replacing an employee can range from one to three times that person's salary. The hidden costs can be even greater when you consider that local operations experiencing higher turnover usually suffer with reduced product quality and lower levels of customer service. It is difficult to quantify the direct earnings benefit from investing in our people, but we are certain that failure to make such investments will likely hamper future earnings growth. By hiring the best people, giving them the right tools and keeping them focused on the customer, we put Pulte Homes in the best position to succeed.

If this letter conveys only one thing, we hope you sense our excitement about the industry and Pulte Homes' opportunity for continued success. Beyond land positions, gross margins and asset turns, success comes down to people: customers, shareholders, associates and business partners. It is through your support and commitment that we delivered our record performance of 2002 while having such high expectations about 2003 and beyond.

We stand at an exciting point where the opportunities seem almost limitless and the tools to seize them are firmly in our grasp.

Sincerely,

Mark J. O'Brien
President and Chief Executive Officer

William J. Pulte
Chairman of the Board

**J.D. Power and Associates 2002 New Home Builder Customer Satisfaction Study℠. Study based on responses from 56,193 buyers of newly constructed homes in 16 of the largest U.S. markets. www.jdpower.com*

Understanding the Business of Homebuilding



In 2002, Pulte Homes delivered 28,903 houses, which equates to 79 homes per day or 3.3 houses every hour, in 44 markets across the country. This is a very different business from the vast majority of U.S. builders that operate in a single market, delivering fewer than 100 houses in an entire year. As we look at our future in homebuilding, there are a number of internal and external factors that continue to transform how we operate a national homebuilding business. Among the most critical of these factors: demographics that should sustain strong future demand; more sophisticated understanding of our customers' needs and expectations; and industry consolidation that is driving continued growth and changing how we view and manage land resources.

Long-Term Trends Remain Bullish For Homebuilding

Research released by the Joint Center for Housing Studies of Harvard University and the National Association of Home Builders forecasts that housing over the next decade should be comparable to what we experienced over the past ten years with single-family starts remaining around 1.2 million units per year.

There are a variety of factors that lend support to these forecasts:

- Approximately 1.2 million new households are expected to form each year through 2020;
- Demographics show sustainable demand as the Baby Boomers move through their peak ownership years and the echo boomers (people born after 1976) become a buying force;
- Immigration will continue to be a major contributor to sustained housing demand. As stated in the Joint Center study,..." the number of minority households is projected to rise by 15.3 million over the next two decades..."
- Tax advantages and long-term wealth creation in the form of home equity continues to be a huge enticement to homeownership.

ACTIVE ADULTS: FASTEST GROWING CUSTOMER SEGMENT
Population Aged 55-74 (in millions)


80
60
40
20
0
55-59
60-64
65-69
70-74
2000
2005
2010
2015
2020

In 1994, we read a report by Al Erhbar, then a consultant and economics journalist, on an expected boom in housing demand. The report proved to be extremely accurate in calling for a protracted bull market for housing. Pulte Homes and Masco Corporation recently co-sponsored Mr. Erhbar, now a consultant with Stearn, Stewart & Company, to revisit the topic, and we find that he remains very optimistic about the future of housing in this country. We found Mr. Erhbar's comments so compelling that we have reprinted his report and made it available on our website at www.pulte.com. We have also highlighted a few of his comments below.





According to his research, U.S. Census Bureau projections indicate that the number of new households will grow by nearly 24 million from 2000 to 2020, resulting in an increase from 105 million to 129 million. That breaks down to roughly 1.2 million new households a year for the next two decades.

Given Pulte Homes' strategy of serving all buyer segments, a more important finding is the potential for strong housing demand across all price points. The inflow of new immigrants and the coming of age of the echo boom generation will keep the supply of first-time homebuyers stable. At the same time, the Baby Boomers will have a profound impact on housing as they progress to their next stage of life. Their homes will be houses, not apartments, typically one story, but surprisingly not all that much smaller than their current homes.

Finally, the youngest and most populous group of the Baby Boom generation is still in their 30s and early 40s, which means they are just moving into their prime trade-up years. The households in the 35-to-44 bracket—the core of this decade's trade-up market—outnumbered the older Boomers by more than four million, creating more demand for trade-up houses.

The long-term trends in housing are very positive. Other macro factors such as interest rates, employment and consumer confidence can have a meaningful impact on shorter periods of demand, but we are bullish about the opportunity to prosper from the robust housing demand forecast for the coming years.

Know Your Customer

With housing demand over the next decade or more expected to remain stable, growth is all about expanding market share. In this environment, we have a significant advantage as the only national builder with the stated strategy of serving all buyer segments: first-time/affordable, first move up, second move up and active adult. In 2002, 23 percent of our customers were first-time buyers, 20 percent were first move up, 20 percent were second move up and 37 percent were active adult homebuyers. Serving only one buyer segment may be more efficient over the short term, but it severely limits growth potential over the long term.

For the sake of simplicity, we talk about four buyer segments, but our local operations actually identify 11 different targeted consumer groups (TCGs), each with specific wants and needs driving their home purchases.

It makes sense that housing needs change as people move through different stages of life. A young professional two years out of college has different wants than a growing family expecting a second child. There are a variety of factors that drive home-buying behavior, but the two biggest are stage of life and income level. Depending upon a buyer's stage of life, being closer to a city may be more important than access to better schools, or more square footage will be weighed against a longer drive to work. Once all the life-stage decisions are weighed, customers will then typically buy as much house as their income can support in terms of a mortgage.

GROWTH OPPORTUNITIES: U.S. Census Bureau projections indicate that the number of new households will grow by nearly 24 million from 2000 to 2020, resulting in an increase from 105 million to 129 million. That breaks down to roughly 1.2 million new households a year for the next two decades.


37%
of customers are active adult homebuyers

EXPANDING MARKET SHARE With housing demand over the next decade or more expected to remain stable, growth is all about expanding market share. In this environment, we have a significant advantage as the only national builder with the stated strategy of serving all buyer segments: first-time/affordable, first move up, second move up and active adult.


11
number of targeted consumer groups we've identified

Driving Growth by Expanding Market Share



Before acquiring land for a new community, our local operations undertake extensive research on local demand levels, current and pending supply and specific buyer preferences with regard to amenity levels and price. If sufficient demand for a particular buyer profile exists, we'll then search for the best parcel of land upon which to build the community.

Pulte Homes is long past the "if you build it, they will come" approach to community development. The communities we build are designed with specific buyer segments in mind. The location, product design, price point and supporting marketing are aligned and integrated to reach the specific TCG. Our ability to serve multiple buyer segments and to build different product also gives us greater flexibility in terms of land usage. Building only one product or serving only one customer segment can severely limit the land you can use and how you can develop it.

Knowing *who* we are building for gives Pulte Homes the best opportunity to design a successful community that sells well and delivers the highest possible return on investment.

MARKET SHARE BY TARGETED CONSUMER GROUP FOR PULTE HOMES' TOP 25 MARKETS*



14%
12%
10%
8%
6%
4%
2%
0%
Affordable
First Move Up
Second Move Up
Active Adult
Phoenix
Las Vegas
Atlanta
Dallas/Ft. Worth
Chicago
Sacramento
Detroit
Houston
Riverside
Tampa Bay
W. Palm Beach
Ft. Myers
Washington, D.C.
Minneapolis
Orlando
Charlotte
Denver
Austin
Tucson
Oakland
San Antonio
Jacksonville
Raleigh
Sarasota
Philadelphia

*Based on management estimates



Managing Critical Resources







Managing Critical Land Resources

Land. It's the most fundamental raw material in homebuilding. The reality of land is that they aren't making any more of it, and what exists today is becoming increasingly difficult to utilize for residential construction. So while mergers and acquisitions play an important role in ongoing industry consolidation, sustained market share expansion will be achieved at this most fundamental level: control of land resources. Understand that land is a zero-sum game...someone controls it, someone else doesn't. One company can build there, another company can't. By capitalizing on our balance sheet and land entitlement expertise, we now have a land pipeline of more than 176,000 lots under control in many of the fastest growing markets across the country.

In today's environment, keeping the land pipeline full is more critical and more demanding than ever. Smart growth, slow growth, no growth and other land challenges are resulting in a significant lengthening of the entitlement process. Getting a piece of land entitled (approved) for development is taking longer than ever, ranging from 12 to 18 months in certain markets to three to five years in the more difficult areas of the country. The financial resources and skills needed to shepherd a land parcel through the entitlement gauntlet puts the process beyond the reach of all but the country's largest and best-capitalized homebuilders, creating a sustainable competitive advantage.

We are confident in our ability to manage the challenges and opportunities associated with land development because we do it every day. In 2002, we sold almost 29,000 homes in the United States. That's 29,000 lots we have to replace, often at higher costs, just to maintain our land portfolio. How do we continue to prosper in an environment where a critical resource is rising in cost? First, depending

$7.5

Pulte Homes' has grown from a mid-sized homebuilder to the nation's largest homebuilder with $7.5 billion in revenues.





upon the market, undeveloped land typically represents only 10 to 20 percent of our cost of sales, so modest cost increases are not all that threatening. Second, there are opportunities to reduce the expenses associated with the physical development of the land so that finished lot costs are essentially unchanged. Third, creative community and product design often allow for a greater number of homes to be built within the same acreage. Finally, if we can't make the numbers work, we won't pursue the project. The end result is that we can continue to acquire land while maintaining and even enhancing our profitability.

We expect that land will continue to get more difficult and, in all likelihood, more costly to control. For smaller competitors such trends will be viewed with concern. While we certainly appreciate the many issues, such market conditions can play into our strengths. In 2002, Pulte Homes successfully invested over $2 billion in land and related development, and we will likely invest even more in 2003 and beyond. Having the people and financial resources to successfully manage the land acquisition and development process, Pulte Homes can turn these challenges into a tremendous, sustainable competitive advantage.

LOTS UNDER CONTROL


200,000
160,000
120,000
80,000
40,000
0
'00
'01
'02
Optioned — Pending Approval
Optioned — Approved
Owned



Table of Contents

The Housing Boom: Another 20 Years of Growth

by Al Erhbar, partner in Stern Stewart and Co.

Many economists fear that downward corrections in home values and construction activity lie ahead. Some decline in construction seems inevitable. The heady pace of construction recently is unsustainable, and it seems almost certain that builders will put up fewer new homes in 2003-04 than they did in 2001-02. But so what? The most important fact for the housing industry is not the immediate outlook, but that it can look forward to at least 20 more years of what historically qualify as genuine boom times.

A careful weighing of the many variables influencing the housing industry strongly suggests that the great conditions of the last eight years will persist at least into the third decade of this century. There will be downturns from time to time. Housing never will be recession proof. But the underlying trend is enormously positive. It will be driven by such factors as:

□ **Affordability.** Thanks to low mortgage rates, homes are more affordable now than at any time in the last 30 years, even with the recent runup in values. Mortgage rates will not stay below 6% indefinitely, but there is no sign that they are headed back to the 10%-plus that prevailed throughout the 1980s. Affordability also is driven by great efficiency on the part of builders. The cost of new houses of comparable size and features actually has been flat or down slightly, adjusted for inflation over the last 25 years.

□ **Demographics.** The total number of households will grow by at least 24 million between 2000 and 2020, keeping overall demand for new homes at the same level as the last four to eight years.

□ The dollar value of new-home construction will continue to rise as higher incomes feed demand for bigger and better homes.

□ The bulk of the baby-boom will remain in the "trade-up" market well past 2010.

□ Beginning around 2010, the aging of the boomers will swell demand for retirement homes.

□ The number of two-home families more than doubled between 1989 and 1998. Growth in that segment is likely to accelerate in the years ahead.

□ Immigration has fed the starter home market for the past 10 years. Even with the decline in immigration that the Census Bureau now assumes, demand for starter homes will remain steady. With rising immigration, which seems more likely, demand for starter homes—and new homes overall—will rise.

Dramatic increases in real estate prices have stolen attention from a remarkable phenomenon—the uninterrupted success of the homebuilding industry through the most recent recession. In the past, homebuilding took it on the chin during downturns and was the major sector of the economy that suffered most. For example, from 1978 to 1982, inflation-adjusted spending on construction of single-family homes fell 53%. Even in the comparatively mild recession of 1990-91, spending on new homes dropped 24% from the 1988 peak. However, during the recent downturn, homebuilding sailed through virtually unscathed. While the number of new homes built did decline in 2000, the dollars spent on them scaled new records, and by 2002 the number of new single-family homes was above the 1999 level.

THE DOOMSAYERS

Home prices also declined in past recessions, but they were far less affected than construction activity. This time, prices increased at what many see as an alarming rate, bringing forth a chorus of warnings that real estate, as with the stock market before it, must be in the final stage of an unsustainable bubble. The warnings were epitomized in a *Fortune* cover story "Is Real Estate Next?" (October 28, 2002).

Bubble fears resulted in a sharp downturn of most major homebuilders stocks; a sharp contrast after the highs of early 2002. This fear also sent the short interest in them to five times the average for NYSE issues. Even so—by the fourth quarter of 2002 most homebuilder stocks were selling at 100% to 300% higher than they were in March 2000—the month when the overall market began its deepest dive since the Great Depression.

Bubble theorists warn that home prices have raced so far ahead of family incomes that a downward correction is inevitable. In what some may say is its most ironic statement ever, *Fortune* opined that the best hope for homeowners is that prices decline now. The alternative: further increases that are followed by a devastating drop. In one dreary scenario put forth by a number of economists, the recovery pushes mortgage rates up sharply, raising costs for buyers and sending home prices down. With that, homeowners will no longer be willing to fund their consumption with home-equity credit lines and cash-out refinancing.

As a result demand for all things, especially new homes, will shrink, pitching the economy into a double-dip recession. Alternatively, some other convergence of forces chokes off the recovery, causing unemployment—and mortgage defaults—to rise. The result: a rash of distress sales drives down home prices and stifles demand for new construction, deepening the economic downturn. In summary, housing is headed for a major fall whether the economy improves too fast or doesn't improve fast enough.

WHAT'S REALLY GOING ON?

Such fears seem wildly overblown. To be sure, home prices may be a bit frothy, especially in hot markets like San Francisco and Boston, and a downward correction may lie ahead. If a correction does happen, it could dampen construction activity for a while. But history suggests that even a price collapse of bona fide bubble dimensions would likely have little impact on the underlying long-term outlook for home construction, which is the subject of this report. The evidence on the long-term outlook strongly suggests that the robust market of the last three or four years should prove fairly representative of construction activity for the next 20 years and possibly even longer. There will be ups and downs and the torrid pace of construction in 2002 (builders put up new single-family homes at an annual rate of 1.35 million in the first ten months) will not continue. On average, though, production of new homes should be somewhat higher than the 1.18 million a year rate since 1992.

A BRIGHT FUTURE

More and more of the same may not sound particularly exciting, but it is. That's because houses (and apartments) will continue to get bigger and better, ensuring that real, inflation-adjusted spending on residential construction will continue to rise. The horizon looks especially bright for the largest builders, which will capture a bigger and bigger share of the growing market. Not bad for an industry that many observers once thought would by now be in a steep, permanent decline regardless of the economy. By any reckoning, conditions in recent years have been glorious for homeowners and builders alike, and the reasons hold clues about the future. The good times for owners began in 1995, when house prices finally began to recover from the 1990-91 recession. Inflation-adjusted prices of existing homes had fallen about 5% from 1990 through 1993, and then leveled off in 1994. Nationally, the erosion of values was half as severe as in the 1980-82 recession, just as the decline in construction was only about half as deep. But the late 1980s and early 1990s included alarming declines of 25% across the Northeast and more than 30% in some upper-bracket areas of Los Angeles and New York City. Local bubbles were bursting in the same areas where prices have risen the most in recent years, and people are becoming fearful that falling prices could wreak such devastation now. While the steep declines in the early 1990s were a blow to anyone who bought at the peak, they had no lasting impact on housing activity.

VARIANCES IN HOUSING PRICES

At this point we should note that housing prices are exceedingly difficult to track. For one thing, no two houses are exactly alike (just ask the owners). For another, price changes vary dramatically from one local market to another, and even from neighborhood to neighborhood. Local variations usually mirror changes in jobs and incomes, but they can be distorted up or down if the mix of houses that are changing hands varies from one period to the next. Such distortions should cancel out at the national or regional level, but they require that one use extreme caution in interpreting local trends. It seems implausible, for example, that real estate values in Worcester, Massachusetts jumped more than 25% in just one year. Yet that was the increase in the local median sales price reported by the National Association of Realtors from the first quarter of 2001 to the first quarter of 2002.

The national prices cited throughout this report are from Harvard University's Joint Center for Housing Studies. For existing homes, the Joint Center uses an adjusted version of the median sales price figures compiled by the National Association of Realtors, stated in constant 2001 dollars. Prices of new homes are an adjusted version of U.S. Census Bureau statistics, also in 2001 dollars. Those measures show that prices of existing homes began moving up slowly in 1995, picked up steam in the late 1990s, and continued to accelerate through the recession. Most of the attention lately has focused on the handful of markets where prices moved the most: 96% in Boston, 83% in San Francisco, 74% in San Diego and 70% in Denver. By 2002 prices nationally had risen more than 40% in nominal terms and nearly 30% after adjusting for inflation.

But history suggests that even a price collapse of bona fide bubble dimensions would likely have little impact on the underlying long-term outlook for home construction. The horizon looks especially bright for the largest builders, which will capture a bigger and bigger share of the growing market.

A GOLDEN AGE OF HOMEBUILDING

The halcyon era for homebuilders began even earlier, in the second half of 1992. Single-family housing starts jumped from 840,000 in 1991 to more than 1 million in 1992, and were just a whisper away from 1.2 million by 1994. That was the most new houses built since the 1.4 million in 1977 and 1978, at the height of the 1970s housing boom. Moreover, inflation-adjusted spending on single-family construction set a new record in 1994, reaching $208 billion (in 2001 dollars) and surpassing the $189 billion spent in 1978. Single-family housing starts have remained above 1 million a year ever since, and have been above 1.2 million since 1998. In addition, the dollar value of single-family construction has set new records every year since 1998. It topped $249 billion in 2001 and was running at an annual rate of $255 billion in the first nine months of 2002 (again, that is in constant 2001 dollars; the current-dollar figure for 2002 was $260 billion).

AN UNEXPECTED HOUSING BOOM

To put those numbers in context, it helps to recall that many people had expected housing activity to decline in the 1990s and fall off a cliff at the turn of the century. The dynamic behind the gloomy outlook was the aging of the baby boom generation, made up of the 80 million people born between 1946 and 1964. The first half of the boomer generation, whose avid home buying had caused the 1970s boom, would move into their late forties and early fifties and out of the prime home-buying years in the 1990s.

The larger second half of the boomers, born from 1956 to 1964, would still be at prime buying ages, but their nesting behavior—or lack of it—in the 1980s suggested that they had a much smaller appetite for housing than their older brothers and sisters.

Making matters worse, the baby boom was followed from 1965 to 1976 by the baby bust generation, indicating that demand for starter homes was likely to tumble. The demographics persuaded forecasters that demand for new single-family homes would drop to less than 9 million in the decade of the 1990s, down from 9.9 million in the 1980s and 11.4 million in the 1970s.

Rarely have so many been so wrong. By the end of the decade, builders had constructed more than 11 million single-family homes. Instead of falling more than 10% in the 1990s, the number of new single-family homes increased by 12%. With just four more months of construction, the decade would have matched the 1970s. As the dollar figures cited above suggest, the number of new homes understates what happened.

The shifting age mix meant that more homebuyers were in the trade-up category and a smaller proportion was buying starter houses, so that the size (and cost) of the houses being built rose dramatically. From 1985 to 2001 the median size of the new American home went from 1,605 square feet to more than 2,100. The constant-dollar value of single-family construction, which had averaged $142 billion a year in the 1970s and $147 billion in the 1980s, jumped to $194 billion in the 1990s and to $252 billion from 2000 through 2002. In other words, the 12% increase in new homes yielded a 32% increase in construction spending in the 1990s and another 30% on top of that thus far in the new decade.

Instead of falling more than 10% in the 1990s, the number of new single-family homes increased by 12%.

FAULTY ASSUMPTIONS EQUAL MISLEADING FORECASTS

Most forecasters missed the coming of a new housing boom due to several flawed assumptions:

□ **That rising ownership costs would suppress the demand for housing.** In fact, housing became more affordable. Interest rates on conventional 30-year mortgages averaged more than 10% throughout the 1980s. They have been below 10%, often substantially below, since 1991.

□ **That the second wave of baby boomers would continue to have a weak appetite for home ownership.** As it turned out, they simply bought homes later than the first wave, largely because sky-high interest rates had frozen many of them out of the market in the 1980s.

□ **That the aging of the population would put a steadily tightening crimp in demand.** This assumption gave too little weight to the impact of higher real incomes on housing demand later in life.

Finally, just about everyone estimated the impact that immigration would have on population and housing demand. Back in 1991, the Census Bureau was predicting that the number of people in the 25-to-44 age group, the prime home-buying cohort, would shrink by 700,000 between 1990 and 2000. Three years later it had raised its forecast to an increase of 2.5 million because of an upward revision in the number of immigrants who had arrived in the 1980s and would arrive in the 1990s. In the end, the number of 25-to-44 year olds grew 4.2 million between 1990 and 2000.

DEFYING THE ODDS

The true anomaly of the last ten years was the strength of housing through the recession. This can be partly attributed to the mildness and brevity of the recession itself. For all the carnage in telecommunications and on Wall Street, the decline in gross domestic product was less than half as large as in 1990-91 and only one-fifth as severe as the 1981-82 downturn. However, the primary cause of all of the good news in housing plainly was the enormous propulsion it got from the Federal Reserve's interest-rate policy.

The Fed first put a modest damper on housing in 2000 when it raised interest rates to combat what it saw as incipient inflation. The tighter money pushed rates on conventional 30-year fixed-rate mortgages from an average of 7.3% in 1999 to as high as 8.5% during 2000, resulting in a 5.5% drop in single-family housing starts that year. Then the Fed reversed course and started ratcheting interest rates downward after industrial production declined in the fourth quarter of 2000. Mortgage rates dropped below 7% in the third quarter of 2001, rose briefly early in 2002, and then dropped again, falling below 6% for the first time in more than 40 years. The rate reductions in 2001 and 2002 were so large that they more than offset the big increases in real estate prices, making housing increasingly affordable even though prices were rising much faster than incomes. The rate reductions also helped push real estate values higher than they otherwise would have gone, of course. But the net effect was that houses became more affordable than they have been at any time since the 1960s. Greater affordability boosted demand for new construction and helped lift the ownership rate—the percentage of households that own their homes—to a record high of 68% in July 2002.

The result was a radical new role for housing. Instead of adding to the severity of the recession, it helped sustain employment and consumption and softened the economic landing. Housing went from being a safety valve at the inflationary peak of the cycle to acting as safety net on the downside.

Most forecasters missed the coming of a new housing boom due to several flawed assumptions. The true anomaly of the last ten years was the strength of housing through the recession.

BUYERS SPEND ON MORE THAN NEW HOMES

The full benefit to the economy was greater than the $60 billion or so of construction that would have been lost if housing had behaved as it did in the 1990-91 recession. Buyers of new homes, for example, spend almost $9,000 on furniture, appliances, decorations and other improvements. Buyers of existing homes spend about $6,500 each on such things, and low mortgage rates propelled existing-home sales to new highs as well. Cheap financing also helped lift outlays on residential upkeep and improvements to new records in 2001 and 2002. Fannie Mae estimates that if housing activity had declined as it usually does in a recession, the drop in gross domestic product in the recession would have been 2.5% instead of 0.6%, and another 350,000 people would have lost their jobs. Other estimates put the impact at half that, but all say it was large.

A REFINANCING BOOM

Falling mortgage rates also provided fuel for spending in areas other than housing. As rates fell, millions of homeowners rushed to refinance, some more than once. Those who weren't paying attention to the bargain rates were tipped to the opportunities by an army of telemarketers. Some 7 million homeowners refinanced a record $1.2 trillion of mortgages in 2001 (more than 20% of the total outstanding), and 2002 refinancings were projected at another $1 trillion even before rates took their second big downward step in the third quarter. Freddie Mac estimates that $140 billion of the 2001 refinancing represented "cashouts," or borrowings that exceeded the mortgages they replaced, and that cashouts were running at an annual rate of $100 billion in the first half of 2002. Some of that extra money went to repay other debts, and some to finance home improvements, but a big chunk found its way elsewhere in the economy.

SAVING HOMEOWNERS MONEY

Then there are the ongoing savings. The Freddie Mac data suggest that refinancers cut their interest rates by an average of about one percentage point. If so, the refinancing over the two-year period provided homeowners with about $20 billion a year in extra disposable income. Automatic reductions on $700 billion worth of adjustable-rate mortgages and more than $650 billion of home-equity lines left another $25 billion or so a year in homeowners' checking accounts. That works out to considerable economic stimulus, though the credit should properly go to the Federal Reserve rather than to housing *per se*.

THE "WEALTH EFFECT"

Then there is the "wealth effect," for which housing does deserve credit. Economic theory and econometric evidence indicate that a household's wealth influences how much it spends on consumption. One common fear among economists has been that the enormous reduction in stock market wealth—$8 trillion since March 2000—would exacerbate the recession by causing families to cut back on spending.

However, research by professors John Quigley of the University of California at Berkeley, Robert Shiller of Yale, and Karl Case of Wellesley indicates that the estimated $2.7 trillion appreciation in home values over the same period may have offset nearly all of the impact of stock market losses. Quigley and company calculate that families boost their spending by about $62 for each $1,000 increase in the value of their homes, while the stock market impact is just $20 to $30 per $1,000 of gain or loss.

WHERE DOES HOUSING GO FROM HERE?

Construction activity clearly will moderate from the frantic pace of 2002. For one thing, housing will not get another boost from falling mortgage rates. If anything, mortgage rates are likely to rise from the bargain 5.74% on 30-year conventional mortgages that buyers enjoyed in the middle of the fourth quarter. But barring a return to recession, which we do not foresee, it seems unlikely that higher mortgage rates will push single-family construction much below the 1.2 million average of the past eight years.

That's because every variable in the housing equation has both a plus and a minus. As some security analysts, including Joseph Sroka of Merrill Lynch, point out, higher interest rates will come about because of accelerating economic activity, which also will bring more jobs, higher incomes, and more inherent demand for housing.

The great fear of a bursting bubble isn't even all that menacing when it comes to construction. A sharp decline in housing values undoubtedly would quell some of the demand for both new and existing homes, but even a precipitous drop in home values should have only a transient effect on construction. The most protracted falloff in construction activity in recent memory happened in the early 1980s and lasted three years. It was a true washout, but it was a result of the worst possible conditions: a deep recession with 10% unemployment, soaring mortgage rates and a bigger decline in real estate values nationally (11% after adjusting for inflation) than anyone is predicting now.

Falling mortgage rates also provided fuel for spending in areas other than housing. It seems unlikely that higher mortgage rates will push single-family construction much below the 1.2 million average of the past eight years.

LOOKING BEYOND THE NEAR TERM

Forecasting the long-term outlook for housing is not as straightforward as it seems. Witness how wrong most forecasters were about the 1990s. Even demographics contain unexpected curves. Though the native-born Americans who will be in various age cohorts over the coming decades have been born and counted, immigration already has altered demographic patterns significantly and will continue to do so. And as Patric H. Hendershott, one of the most insightful housing economists, has observed, predicting the effect of demographic change on housing demand isn't nearly as straightforward as forecasting demographic change itself.

SHIFTING DEMOGRAPHICS IMPACT THE HOUSING INDUSTRY

Demographics is the single most important element in the housing equation because the number of households create a floor and a ceiling on the number of housing units demanded. The age of those households, their incomes and the costs of construction and mortgage financing determine the type of housing units that are built. The demographic outlook today is much better than most people expected as recently as five years ago, thanks largely to the influx of about one million immigrants a year in the 1990s.

Census Bureau projections now indicate that the number of households will grow by nearly 24 million from 2000 through 2020, from 105 million to 129 million. That breaks down to 1.17 million new households a year in this decade and 1.2 million a year from 2010 to 2020.

The projected household growth, combined with annual "removals" of about 340,000 housing units a year, yields a demand for 1.5 million housing units (houses and apartments) annually through 2020. That is equal to the pace of construction since 1998 and exceeds the number of housing units built from 1988 through 1997. And, since only 13% of the net new households will be in the under-35 age bracket, the bulk of the new construction should remain concentrated in single-family homes.

The swing variable in the demographic equation is immigration. The immigrants who arrived in the 1980s and 1990s and the children of those who arrived earlier have boosted the ranks of the baby bust generation. They accounted for the increase in the 25-44 age group during the 1990s and sustained the demand for starter homes. In the future, the flow of new immigrants, along with the coming of age of the so-called echo-boom generation of people born after 1976, should keep the supply of first-time homebuyers essentially constant through 2020.

A steady supply of first-time buyers is generally considered to be a crucial foundation to real estate values. It is this demand that sustains the values of starter houses, enabling the older cohorts to sell their first or second homes and trade up as their incomes rise. If, however, the number of first-time buyers drops substantially, just the opposite could happen. With too few prospective buyers, those wanting to trade up would have to accept lower prices for their current homes, leaving them with less cash to spend on their next homes or dissuading them from moving altogether. The ensuing chain reaction could negatively impact prices of all types of housing and knock new construction for a loop. That kind of dynamic is precisely what some people foresaw when they predicted a weak housing market in the 1990s.

IMMIGRATION EQUALS CONTINUED GROWTH

Immigration plays a more important role in the housing market, and the economy, than most people realize. Thirty years ago, only 5% of the labor force was foreign-born. By 2001 the figure was 13%, or 18.4 million people, with nearly half in skilled professions.

While a majority of the immigrants over the last few decades have been Hispanic or Asian, they bear a striking resemblance to the ancestors of native-born Americans. They come here in quest of opportunity to create better lives for themselves and their children, are just as industrious as the native-born and, if anything, have a greater desire to realize the dream of homeownership. While the percentage of immigrants who own homes is lower than that of native-born Americans in the same age group, the ownership rate rises dramatically the longer immigrants have been in the country.

Among those who have become citizens, the ownership rate is close to that of native-born citizens in most age groups, and actually is higher in the 25-to-34 bracket. Second-generation Americans (U.S.-born children of immigrants) tend to have higher ownership rates than people whose families have been here for three or more generations.

In the aggregate, 5.7 million foreign-born homeowners have amassed $876 billion of equity in homes with a market value of $1.2 trillion. A recent study by Rachel Bogardus Drew of Harvard's Joint Center for Housing Studies found that while the foreign-born now comprise 8% of homeowners, they account for 14% of recent first-time buyers. The finding confirms that immigrants will play an increasingly important role in the starter-home market.

The Drew study also found that first-time immigrant buyers have characteristics substantially different from non-immigrant buyers. They make larger down payments (as a percentage of the purchase price), buy more expensive homes, and put substantially more of their incomes into mortgage payments. Most of those differences, apart from the down payments, seem to reflect the fact that immigrants are more concentrated in major metropolitan areas with higher home prices. When compared with similarly situated native-born homeowners, the values of their homes and size of their mortgage payments are much more similar.

UNDERESTIMATING IMMIGRANTS YET AGAIN?

The biggest potential surprise in the long-term housing outlook is the distinct possibility that immigration could again cause household growth to race ahead of projections. The Census Bureau forecast assumes that annual net immigration falls by 25% between 2000 and 2010 and holds steady at about 760,000 a year thereafter.

No one can predict immigration policy, of course, but a case can be made that Washington will be driven to admit more immigrants rather than fewer in the years ahead. For one thing, the U.S. already has a shortage of skilled workers, especially in fields such as electrical engineering. The shortages will get much worse five to seven years from now when the baby boom generation starts to leave the labor force, and will continue to worsen in the 20 years that follow. As a result, the U.S. may have to import more skilled workers to satisfy the demands of employers.

Policymakers may also find it expedient to import more workers to finance the retirement benefits that will go to baby boomers. Without more immigrants, the labor force will grow by just 8% from 2010 to 2030, while the population collecting Social Security pensions and Medicare will more than double.

Based on projections by the Social Security Administration, the combined payroll tax rate (both employee and employer portions) needed to pay retirement benefits and Medicare will rise from the current 15.3% to somewhere between 20% and 25%. It seems unlikely that Congress will legislate such a punishing increase in the payroll tax, which already is larger than the income tax for most workers. But with gray panthers controlling the ballot box, any significant reduction in Social Security benefits will be politically unthinkable. The most attractive option may be to import lots of extra workers to share the tax burden—and feed the demand for new homes. Simply holding immigration at current levels would add 1.6 million households to the Census projection for 2020. Admitting enough workers to keep payroll taxes out of the stratosphere could easily add several million more.

Immigration plays a more important role in the housing market, and the economy, than most people realize. First-time immigrant buyers have characteristics substantially different from non-immigrant buyers. They make larger down payments (as a percentage of the purchase price), buy more expensive homes, and put substantially more of their incomes into mortgage payments.

BOOMER GENERATION HELPS DEFINE THE FUTURE

Immigration notwithstanding, the demographic shape of the U.S. will change more dramatically over the next 20 years than at any time since the 1970s. The cause, of course, is the graying of the baby boom generation. As we know, the baby boom generation is the demographic phenomenon that has been defining and redefining major aspects of the U.S. economy for half a century. The boomers have been the driving force in homebuilding for more than 30 years. Their coming of age in the 1970s produced the greatest decade of housing construction (measured in units) and also the largest proportion ever in multi-family units. Now the passage of the boomers into their retirement years will have an equally profound effect on the types of housing demanded of builders. The change will be more gradual than it might appear, however.

First, let's discuss the things that won't change much in the coming years. The unit demand for starter homes should remain fairly constant through 2020 unless, as noted, immigration again proves to be much higher than the Census Bureau is assuming. The number of households in the 25-to-44 bracket will drop by about 2.2 million by 2010 and then rise by 2.5 million from 2010 to 2020. In other words, essentially no net change from the 43 million of 2000. The number of households in the 30-39 bracket, the most prime of the first-time homebuyers, will decline in the years immediately ahead. But that group has been declining since 1995 without dire consequences for construction, and the rate of decline will diminish in 2005 and come to a halt around 2010.

TRADING UP

The most potent source of demand for new homes for the past decade has been baby boomers moving to larger, fancier trade-up homes. That shifted the mix of new homes to the higher end and was the most important factor in the huge increase in the dollar value of single-family construction. The same dynamics will continue at least through the end of the current decade. Whenever people think about what the baby boomers will do next, they tend to focus on the very oldest of the group, who now are in their mid-fifties. Not much latent demand for trade-up houses there. However, the youngest and most populous group of boomers is still in their late thirties and early forties, which means they are just moving into their prime trade-up years. The median age of buyers of upscale new homes is 45, versus a median age of 36 for all buyers.

Viewed another way, the households in the 35-to-44 bracket in 2000—the core of this decade's trade-up market—outnumbered the group just ahead of them by more than 4 million. Which means that the falloff in demand for trade-up houses among the leading half of the boomers will be more than offset by rising demand among the bigger second half. So it appears that the type of new homes demanded in this decade will be much similar to those built in the last, only more so. It also appears that demand for trade-up homes will remain strong for some years into the next decade.

By 2010, the number of 35-to-44 year-olds households will have declined by about 2.7 million, but the number in the 45-to-54 bracket, many of whom will remain in the trade-up market for another five years or so, will be 3.8 million greater than in 2000.

The coming sea change in the nature of new homes will begin in earnest around the end of this decade, when the oldest baby boomers will start to retire in force, and grow in magnitude for 10 to 15 years. The number of households in the 55-to-64 age bracket will increase by 6.5 million, from 13.7 million to 20.2 million, between 2000 and 2010. Over the following 10 years the number in that age group will swell by another 3.8 million. The total market for retirement houses—all households 55 and older—will balloon by almost 22 million, to 58 million, by 2020. The inescapable result is that demand for new homes will shift heavily towards retirement dwellings.

Immigration notwithstanding, the demographic shape of the U.S will change more dramatically over the next 20 years than at any time since the 1970s. Now the passage of the boomers into their retirement years will have an equally profound effect on the types of housing demanded of builders. The most potent source of demand for new homes for the past decade has been baby boomers moving to larger, fancier trade-up homes.

RETIREMENT IMPACTS THE HOUSING INDUSTRY

If recent experience is a guide, the baby boomers' retirement homes will overwhelmingly be houses, not apartments, but houses of a different type from the modal dwelling built today. Seniors prefer one-story homes, which account for just under half the homes built today, and typically want three bedrooms rather than the four or more that are in 37% of new homes now. Surprisingly, though, retirees do not trade down very far in size. A 2000 survey by *Builder* magazine of 4,000 buyers in "active adult" communities found that the average size of their new homes was nearly 2,000 square feet, or about one-room smaller than the average for all new homes that year. (Active adult refers to housing associations that legally restrict ownership to households headed by someone 55 or older.)

The retirement of the baby boomers also implies that construction will continue to grow apace in the Sunbelt, as it has been doing for some time now. But homebuilders will have plenty to do in and around major metropolitan areas as well. Builder magazine found that most of the over-55 set stay close to their old homes when they move. Fully 75% move within the same state and more than 65% stay in the same county.

The number of new homes to be built is only one part of the construction equation. As the past decade has so dramatically demonstrated, the amount spent per home—which is a function of the age of buyers, their incomes and the cost of financing—is a key driver of total activity.

To fully appreciate how remarkably housing has evolved, it helps to look at changes over the very long term. Back in 1950, for example, some 35% of homes lacked complete plumbing. The median size of new homes being built then was less than 1,000 square feet, and two-thirds had only one or two bedrooms. Only 4% of new houses had two or more bathrooms, and more than half lacked a garage or even a carport. By 2000, the size of new homes had more than doubled, 89% had three or more bedrooms, 93% had two or more bathrooms, 85% had central air conditioning and 88% had garages. Some 17%, mostly in the west, had garages for three or more cars.

That radical transformation occurred largely because housing is what economists call income-elastic, meaning that people buy more of it as their incomes rise. Housing is less than "perfectly" elastic, however. While people spend more on housing as their incomes rise, they spend a smaller percentage of their total income, so that the highest income groups spend a smaller portion of total income on housing than the middle class, who spend a smaller portion than low-income families.

Given that the demand for housing is less than perfectly elastic with respect to income, it would be logical to conclude that the share of family budgets devoted to it ought to diminish over time as real incomes rise. But that hasn't happened. The record of the past three decades indicates that families with median incomes will buy as much housing as they can get with an after-tax mortgage payment equal to about 20% of their income. Another way of expressing the same constancy is that the median price of an existing home was 32 times the median monthly income of homeowners in 1975 and 34 times the median in 2001. This implies that housing demand is much more income elastic over the long run than it is at any point in time, which reinforces the conclusion that new homes will keep getting bigger and better.

The inescapable result is that demand for new homes will shift heavily towards retirement dwellings.

INCOME INFLUENCES HOUSING DEMAND

Some of those who have egregiously underestimated the demand for housing in the past did so because they gave too little weight to income. In 1989, for instance, economists Gregory Mankiw of Harvard and David Weil of Brown University published a paper forecasting a drop of as much as 50% in the inflation-adjusted value of homes between 1987 and 2007. Their conclusion was based on an econometric analysis showing that the demand for housing drops substantially after age 40. Patric H. Hendershott examined the same data and reached the opposite conclusion—the aging of the boomers would lift both prices and the quantity of housing demanded.

Hendershott has said that Mankiw and Weil erred because they neglected to allow for the impact of income, education and marital status. When those variables are held constant, demand for housing actually increases right up to age 65 and then levels off. When income is rising, demand increases all the more. In a similar vein, some economists looked at the shift to two-earner couples with fewer children and wrongly assumed that the demand for homes would shift to smaller ones closer to city centers.

HOUSING AS AN INVESTMENT

The demand for housing is reinforced by the fact that it is the principal investment for most households. Most invest, and earn, more in housing than in any other vehicle. In 1998, fully half of all homeowners held more than 50% of their net wealth in home equity. Luckily for them, housing has been a good investment as well, though not quite as good as it often is portrayed. Based on the price series compiled by Harvard's Joint Center, the inflation-adjusted values of existing homes have appreciated at a compound rate of 0.8% a year since 1970. That's roughly comparable to the real, inflation-adjusted returns one can expect on short-term Treasury bills. But the typical homeowner makes out much better because houses are heavily leveraged with mortgages.

If one assumes 80% financing, and further assumes that mortgage interest, taxes and maintenance are roughly equivalent to the rent that a homeowner would otherwise have to pay, the real return jumps to 4% a year. Not every year, of course, because house prices typically fall in recessions and don't always snap right back. Even so, a long-run real return of 4% on an investment with only moderate risk is quite attractive.

Some people, especially bubble theorists, argue that the investment aspect of homes has played a big part in the most recent price runup and sewn the seeds of a disruptive disillusionment if prices fall. They maintain that the carnage in the stock market has caused people to plow money into homes as a presumably safer refuge for their savings. It also has been argued, sometimes by the same people, that the huge stock market gains of the late 1990s helped lift real estate values then. Both those contradictory theories are plausible, but there is no real evidence of any link between stock returns and real estate prices apart from the fact that both are influenced by what is happening in the economy. Stock prices, however, tend to lead changes in the economy (though not always), while real estate values tend to lag the economy. Real estate prices usually fall in response to higher unemployment and reduced incomes during recessions, and do not recover until well after the economy has turned the corner. Historically, real estate and stock market values have moved in opposite directions some of the time and in the same direction at other times.

PRICES FOR COMPARABLE HOUSING REMAIN CONSTANT

Yet another factor contributing to the demand for bigger homes is the stunning fact—*it will come as a genuine shock to most people*—that new homes of comparable size and with comparable features aren't any more expensive, adjusted for inflation, than they were in the 1970s. The Harvard price series for new homes tracks what essentially was a median new home in 1990. Its inflation-adjusted price for that home in 2001 was 7.5% less than a comparable new house cost in 1979. (The prices of existing homes rose 16.5% over those same years).

Using different starting and ending dates yields different percentage changes, but the basic message remains the same: The inflation-adjusted and size-adjusted prices of comparable new houses have remained flat or fallen slightly over the last quarter century. An analysis of inflation-adjusted construction costs leads to the same conclusion. From 1987 to 1999, for example, the average construction cost per square foot changed less than 0.5%. With unit prices, so to speak, holding steady, it's little wonder that people with rising incomes have opted for larger and better new homes.

But how can that be? After all, labor makes up 25% of total construction costs, and the wages of construction workers have been rising in real terms along with everyone else's. And how can houses be great investments, or even decent ones, if the prices of new homes are flat or even down a bit? A big part of the answer to the first question is that homebuilders are continually improving the efficiency of building techniques and materials.

The answer to the second is that houses really aren't much of an investment after all. The asset that is increasing in value is the land the house sits on, not the house itself. Or as the realtors say, "location, location, location." The reason existing homes appreciate is that the scarcity value of land, especially desirable residential property close in to major cities, grows along with population and incomes. That accounts for the proliferation of in-fill projects on small parcels of vacant land in cities and older suburbs. It also is why the big noise from Winnetka, Ill., these days often is the sound of wrecking crews razing perfectly sound million-dollar "tear-downs" to make room for new, bigger houses on precious lots.

The flat-line trajectory in the prices of new homes includes land, of course. One way builders have kept the price of the total package constant is by putting houses on smaller lots. From the late 1980s to 1999, the median lot size shrank by about 6% while the median house size grew about 16%. The other factor keeping the total price down is the fact that the land itself is less valuable than the sites of most existing homes. Builders, like rational players in any business, use the most desirable and most efficient resources first and then move on to cheaper, less desirable ones. That's why urban sprawl is inherently an outward progression, and not one that starts in the distant exurbs and moves in towards the center of town.

MORTGAGE RATES INFLUENCE HOME BUYING

The other mighty influence on housing demand is the one that has helped so much lately—mortgage rates. Mortgage rates obviously have a huge impact on the affordability of housing, and when it becomes substantially less affordable, people afford less of it. Rates went so ruinously high in the early 1980s—above 15% in 1982—that they caused the only sustained decline in the size of new houses since World War II. The median new home shrank from 1,655 feet in 1978 to just 1,520 feet in 1982. If mortgage rates were to shoot back above 10%, the effect undoubtedly would be similar to what it was 20 years ago. Happily, that does not appear to be in the offing.

The shape of the yield curve is the best predictor we have of future interest rates, and the curve has been comparatively flat for the past couple of years. As noted earlier, interest rates are almost certain to rise as economic growth accelerates, but there is little reason to fear that mortgage rates are about to go any higher than the 7% to 8% range that has prevailed since 1993.

Nor does there seem to be much risk that long-term income growth is about to falter. In fact, if we are in the midst of a third industrial revolution, as many economists have proclaimed, it is more likely that productivity gains will lift per capita incomes faster than in past decades.

New homes of comparable size and with comparable features aren't any more expensive, adjusted for inflation, than they were in the 1970s.

SECOND-HOME MARKET INCREASINGLY POPULAR

As with immigration and demographics, the economic "risks" affecting housing could hold some happy surprises. One potential source of extra housing demand that gets little attention is the second-home market. The number of households with two or more homes that they use themselves (as opposed to investment properties) more than doubled to 4.3 million between 1989 and 1998, the latest year for which statistics are available. The number of second and third homes could easily double again in this decade as the mass of baby boomers move into their peak earning years—and the prime years for second-home purchases.

In many cases, the boomers venturing into the vacation-home market are "pre-purchasing" their intended retirement abodes. What's more, a goodly number of them may elect to keep two homes throughout their retirements, wintering in their vacation homes in the south or southwest and summering in new, somewhat smaller homes close to where they, and the grandchildren, live now. Only a relative handful of today's retirees own two homes, largely because few can afford it.

The baby boomers, however, are richer than any generation that preceded them (and poorer than the generations that follow). They also will inherit more wealth than anyone before. How much is the subject of wildly varying estimates, but all of them conclude that an enormous trove of assets will pass to the hands of the boomers over the coming decades. It seems only reasonable to presume that some of them—certainly a larger fraction than in preceding generations—will elect to use some of their wealth to fund a two-home lifestyle. As with all else concerning the boomers, even a slightly larger fraction translates to a much larger absolute number of two-home households.

CURRENT AND FUTURE TRENDS

Other near-term trends in the housing market are more assured. For at least another decade, houses will continue to get larger. The open floor plans that debuted in the 1980s and became increasingly popular in the 1990s have totally displaced the Victorian model of many small rooms.

Kitchens will feature center islands, breakfast bars, two and sometimes three sinks, more and better cabinetry and an increasing use of granite or indistinguishable high-end synthetics. Stainless steel is even migrating from the kitchen to fixtures in the bathrooms, which also feature greater use of nickel and other finishes in place of traditional chrome. Great rooms adjacent to showplace kitchens have replaced the family rooms of the 1960s and 1970s, and will become greater still.

The only room getting smaller, and it could disappear altogether, is the formal living room. In a 2000 survey of new-home buyers, the National Association of Home Builders found one-third willing to do without a living room in exchange for added space in other rooms. The dining room, in contrast, is making a comeback. In the NAHB survey, 80% said a dining room was desirable or essential.

Buyers also want higher ceilings and master-bedroom suites on the first floor. Extra bedrooms increasingly are doing duty as home offices, sometimes both "his" and "hers." Home-theater systems, DVDs, high-definition television and the eventual coming of ubiquitous Internet access should kindle demand for separate media rooms, at least at the high end of the market.

The coming years also will see more gated communities and housing associations. Indeed, that's already happening. The NAHB reports that 32% of households who bought new homes since 1997 are members of housing associations, versus just 7% for all single-family homes. That trend will accelerate in the next decade as the homebuilding industry focuses increasingly on the desires of retirees.

Recent trends make it clear that retirees greatly prefer single-family homes, but they also want ready access to the swimming pools, tennis courts and other recreational facilities that many associations provide, and many want to escape the hassle of exterior maintenance.

They also covet the privacy and security afforded by gated communities, until recently a feature typically found only in the Sunbelt and certain particularly perilous cities in Latin America. In upscale neighborhoods in the Northeast and Midwest, in contrast, posted roads and private security patrols usually sufficed.

For at least another decade, houses will continue to get larger. Kitchens will feature center islands, breakfast bars, two and sometimes three sinks, more and better cabinetry and an increasing use of granite or indistinguishable high-end synthetics. The number of households with two or more homes that they use themselves (as opposed to investment properties) more than doubled to 4.3 million between 1989 and 1998. Buyers also want higher ceilings and master-bedroom suites on the first floor.

REMODELING PROJECTS HAVE AN EFFECT

The new taste in home design should also provide a boost to the remodeling market, the one part of the housing industry that has not performed nearly as well as some optimists had hoped. Back in 1994, Harvard's Joint Center forecast that outlays for maintenance, improvements and additions would rise 30% in inflation-adjusted terms by 2000. Instead, those outlays rose just 16% in real terms, to $157 billion, between 1993 and 2001. Several factors suggest that remodeling may finally start rising at a more rapid rate.

One is low mortgage rates, which reduce the total costs of updating kitchens, turning baths into spas, or converting a separate family room into a kitchen-integrated great room. Another is the increased turnover of existing homes. Sales of existing homes have risen almost 40% since the mid 1990s, and these buyers are the biggest spenders on alterations and additions.

Some observers also point to the seller's market in existing homes as a spur to remodeling. The "inventory" of existing homes for sale, measured in the number of months' worth of sales, has been unusually low for a couple of years now (though inventories have been stretching out recently, especially at the high end of the market). The tight inventory can make buyers less selective and more prone to settle for a house that is almost what they want and then remodel.

Equally important, many existing homes are hitting the same stage in life as a high-mileage car that suddenly needs a new exhaust, brakes, tires and a valve job. Expenditures peak on things such as furnaces, air conditioning, roofs and siding when houses are 20 to 30 years old. Interestingly enough, this coincides with the age of the record number of single-family homes built when the housing boom first began in the 1970s.

CONSOLIDATING RESOURCES

The industry building new homes will be made up of—and dominated by—fewer and fewer companies in the years to come. Homebuilding historically had been a classic localized and fragmented business, nearly as atomistic as dry cleaning. That began to change 20 years ago as large builders spread across multiple markets and acquired smaller rivals, and the pace of consolidation has accelerated markedly in recent years. Increasingly, homebuilding is characterized by a handful of large builders that construct single-family homes of all types and smaller builders that tend to concentrate on high-end custom homes.

By 2001 the top 100 companies in Builder magazine's annual survey accounted for 35% of the site-built single-family homes, up from 24% in 1997 and 28% in 1998. The top 10 builders had an 18% share of the national market in 2001, and some analysts expect their share to double within ten years. The degree of consolidation is even more vivid at the local level. In 1998, a single builder accounted for 10% or more of single-family construction in just four of the top 50 markets. In just three years, the number of markets in which a single builder had a share of 10% or more had jumped to 34.

Geographic diversity gives the largest builders a distinct advantage over single-market builders because of the insulation they gain from a downturn in one or two markets. Size confers a number of other advantages as well, including more sophisticated market research and scale economies in the procurement of materials. The big builders also use sophisticated computer systems to schedule and coordinate construction and to make sure that just-in-time deliveries of materials actually arrive at the job site on time. Big builders also can afford to maintain design centers that showcase options, extras and add-ons, and help them manage the customization of their homes more efficiently. Those extras and add-ons are important. In the NAHB survey of buyers in active-adult communities, for example, high-margin upgrades accounted for an average of more than $28,000 per home, or about 15% of total construction cost.

The biggest advantage of size, though, comes in the form of easier and cheaper access to long-term capital, which translates into a formidable edge in acquiring land and shepherding it through the ever-lengthening permitting process. Many industry analysts, including John Stanley of UBS Warburg and Carl Reichart of Bank of America, say the difficulties of financing and managing land from acquisition through zoning and on to building permits is the single greatest motivator for consolidation in the industry. As Joseph Sroka of Merrill Lynch puts it, "In the industry, the winners will be those that can control land due to cash reserves, whose balance sheets can support land acquisitions, and so bigger builders will win."

SPENDING HABITS ENSURE LONG-TERM SUCCESS

In thinking about the long-term prospects for the housing industry, it is important to keep in mind that Americans spend more than $1.7 trillion a year—about one quarter of personal income—building, improving, financing, furnishing and heating and cooling their homes. That is more than they spend on food, clothing and education combined. It is equally important to be mindful of the impact that income and wealth have on housing demand.

The perspective of a few years, or even a decade, obscures how much richer Americans have become in a generation, and how much richer still they will be in the future. Consider that back in 1958, when the parents of the baby boomers were at their most prolific and John Kenneth Galbraith's, *The Affluent Society*, was published, an income of $12,000 was enough to rank in the top 5% of U.S. households. Adjusted for inflation, that is about $73,500 in 2001 dollars, a level of income that barely gets a household in the top 25% today. To make the top 5% now, a household needs an income twice that high.

In sum, a careful analysis of the variables affecting housing strongly suggests that they will be positively aligned in the coming decades. The housing boom that began a decade ago should continue for at least another 20 years (though it is arguable whether anything lasting 30 years or more can legitimately be called a boom). And while there may be unforeseen circumstances in the years to come, it seems likely that housing will continue to be a highly rewarding industry.

Sponsored by Pulte Homes, Inc. and Masco Corporation

Selected Financial Data

Set forth below is selected consolidated financial data for each of the past five fiscal years. The selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our Consolidated Financial Statements and Notes thereto included elsewhere in this report.

	Years Ended December 31, (000's omitted, except per share data)				
	2002	2001[a]	2000	1999	1998
OPERATING DATA					
Homebuilding:					
Revenues	$7,363,989	$5,309,829	$4,195,675	$3,711,196	$2,837,710
Income before income taxes	$ 724,067	$ 512,291	$ 386,604	$ 311,668	$ 170,311
Financial Services:					
Revenues	$ 106,628	$ 77,222	$ 50,669	$ 54,279	$ 46,383
Income before income taxes	$ 66,723	$ 36,948	$ 24,788	$ 25,721	$ 18,229
Corporate:					
Revenues	$ 1,202	$ 2,210	$ 633	$ 2,748	$ 12,692
Loss before income taxes	$ (61,968)	$ (57,452)	$ (56,296)	$ (50,984)	$ (22,726)
Consolidated results:					
Revenues	$7,471,819	$5,389,261	$4,246,977	$3,768,223	$2,896,785
Income from continuing operations before income taxes	$ 728,822	$ 491,787	$ 355,096	$ 286,405	$ 165,814
Income taxes	284,221	189,362	136,712	108,118	64,666
Income from continuing operations	444,601	302,425	218,384	178,287	101,148
Income (loss) from discontinued operations	9,044	(1,032)	(29,871)	(122)	1,035
Net income	$ 453,645	$ 301,393	$ 188,513	$ 178,165	$ 102,183
PER SHARE DATA					
Earnings per share—basic:					
Income from continuing operations	$ 7.35	$ 6.16	$ 5.29	$ 4.12	$ 2.35
Income (loss) from discontinued operations	.15	(.02)	(.73)	—	.03
Net income	$ 7.50	$ 6.14	$ 4.56	$ 4.12	$ 2.38
Weighted-average common shares outstanding	60,453	49,098	41,310	43,246	42,984
Earnings per share—assuming dilution:					
Income from continuing operations	$ 7.20	$ 6.01	$ 5.18	$ 4.07	$ 2.30
Income (loss) from discontinued operations	.15	(.02)	(.71)	—	.03
Net income	$ 7.35	$ 5.99	$ 4.47	$ 4.07	$ 2.33
Weighted-average common shares outstanding and effect of dilutive securities (000's omitted)	61,746	50,323	42,146	43,823	43,884
Shareholders' equity	$ 45.16	$ 38.43	$ 30.02	$ 25.27	$ 21.35
Cash dividends declared	$ .16	$ .16	$ .16	$ .16	$ .15

(a) Del Webb operations were merged effective July 31, 2001.

Selected Financial Data *(continued)*

	December 31, ($000's omitted)				
	2002	2001	2000	1999	1998
BALANCE SHEET DATA					
House and land inventories	$4,293,597	$3,833,763	$1,896,856	$1,822,060	$1,462,235
Total assets	6,888,455	5,710,893	2,886,483	2,487,351	2,262,561
Senior notes and subordinated notes	1,913,268	1,722,864	666,296	508,690	530,901
Shareholders' equity	2,760,426	2,276,665	1,247,931	1,093,319	921,442

	Years Ended December 31,				
	2002	2001	2000	1999	1998
OTHER DATA					
Domestic Homebuilding:					
Total markets, at year-end	44	43	41	41	41
Total active communities, at year-end	460	440	396	388	403
Total settlements—units	28,903	22,915	19,799	19,569	16,051
Total net new orders—units	30,830	26,116	19,844	19,367	18,193
Backlog units, at year-end	10,605	8,678	5,477	5,432	5,415
Average unit selling price	$242,000	$225,000	$206,000	$187,000	$174,000
Gross profit margin %	20.1%	19.8%	18.7%	17.7%	16.0%
Pulte Homebuilding settlement units:					
Domestic	28,903	22,915	19,799	19,569	16,051
International	6,525	221	264	262	166
Total Pulte	35,428	23,136	20,063	19,831	16,217
Pulte-affiliate homebuilding settlement units:					
Domestic	—	—	—	279	460
International	1,022	7,258	7,718	6,512	3,682
Total Pulte-affiliate	1,022	7,258	7,718	6,791	4,142
Total Pulte/Pulte-affiliate homebuilding settlement units	36,450	30,394	27,781	26,622	20,359

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

A summary of our operating results by business segment for the years ended December 31, 2002, 2001 and 2000 is as follows ($000's omitted, except per share data):

	Years Ended December 31,		
	2002	2001	2000
Pre-tax income (loss):			
Homebuilding	**$724,067**	$512,291	$386,604
Financial Services	**66,723**	36,948	24,788
Corporate	**(61,968)**	(57,452)	(56,296)
Income from continuing operations before income taxes	**728,822**	491,787	355,096
Income taxes	**284,221**	189,362	136,712
Income from continuing operations	**444,601**	302,425	218,384
Income (loss) from discontinued operations	**9,044**	(1,032)	(29,871)
Net income	**$453,645**	$301,393	$188,513
Per share data—assuming dilution:			
Income from continuing operations	**$ 7.20**	$ 6.01	$ 5.18
Income (loss) from discontinued operations	**.15**	(.02)	(.71)
Net income	**$ 7.35**	$ 5.99	$ 4.47

A comparison of pre-tax income (loss) for the years ended December 31, 2002, 2001 and 2000 is as follows:

• Continued strong demand for new housing, the addition and expansion of the Del Webb operations, coupled with our ability to effectively manage selling pace and price drove pre-tax income of our homebuilding business segment to increase 41% in 2002 and 33% in 2001. Domestic average unit selling price increased by 8% in 2002 and 9% in 2001. Additionally, domestic gross margin percentages were up 30 basis points in 2002 principally as a result of purchase accounting adjustments recorded in 2001. Compared to 2000, our 2001 domestic gross margins increased 110 basis points as a result of several factors including an increase in the average selling price and leveraged purchasing initiatives partially offset by purchase accounting adjustments.

• Pre-tax income of our financial services business segment increased 81% in 2002 and 49% in 2001 as a result of increased volume, a favorable interest rate environment, effective leverage of overhead costs and the addition and expansion of Del Webb mortgage operations.

• Pre-tax loss of our corporate business segment increased 8% in 2002 to $62.0 million, principally from higher interest costs related to an increase in debt levels to support the growth of the business. In 2001, our pre-tax loss increased $1.2 million to $57.5 million as the increase in net interest expense was partially offset by lower Corporate expenditures.

During the third quarter of 2002, we recorded an after-tax gain of approximately $10 million in discontinued operations. The gain related to the recognition of income tax benefits resulting from the favorable resolution of certain tax matters associated with the thrift operations we discontinued in 1994.

HOMEBUILDING

Our Homebuilding segment consists of the following operations:

• We conduct our Domestic Homebuilding operations in 44 markets located throughout 25 states. Domestic Homebuilding offers a broad product line to meet the needs of the first-time, first and second move-up, and active adult homebuyers.

• We conduct our International Homebuilding operations through subsidiaries of Pulte International Corporation (International) in Mexico, Puerto Rico and Argentina. International Homebuilding product offerings focus on the demand of first-time buyers and middle-to-upper income consumer groups. We also have agreements in place with multi-national corporations to provide employee housing in Mexico.

Certain operating data relating to our homebuilding operations and Pulte-affiliated joint ventures are as follows ($000's omitted):

	Years Ended December 31,		
	2002	2001	2000
Pulte Homebuilding settlement revenues:			
Domestic	**$6,991,614**	$5,145,526	$4,083,816
International	**196,074**	35,169	27,159
Total Pulte	**$7,187,688**	$5,180,695	$4,110,975
Pulte-affiliate international homebuilding settlement revenues	**$ 40,723**	$ 180,621	$ 148,798
Total Pulte/Pulte-affiliate homebuilding settlement revenues	**$7,228,411**	$5,361,316	$4,259,773
Pulte Homebuilding settlement units:			
Domestic	**28,903**	22,915	19,799
International	**6,525**	221	264
Total Pulte	**35,428**	23,136	20,063
Pulte-affiliate international homebuilding settlement units	**1,022**	7,258	7,718
Total Pulte/Pulte-affiliate homebuilding settlement units	**36,450**	30,394	27,781

Domestic Homebuilding

The Domestic Homebuilding operations represent our core business. We conduct our operations in 44 markets, located throughout 25 states, and are presented geographically as follows:

Northeast:	Connecticut, Delaware, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island, Virginia
Southeast:	Florida, Georgia, North Carolina, South Carolina, Tennessee
Midwest:	Illinois, Indiana, Kansas, Michigan, Minnesota, Ohio
Central:	Colorado, Texas
West:	Arizona, California, Nevada

The greater Phoenix market accounted for 10% of Domestic Homebuilding settlement revenues, 11% of settlement units and 11% of net new orders in 2002. The metropolitan Atlanta market accounted for 10% of unit settlements in 2000. No other individual market represented more than 10% of total Domestic Homebuilding settlement revenues, settlement units or net new orders during the three years ended December 31, 2002.

The following table presents selected unit information for our Domestic Homebuilding operations:

	Years Ended December 31,		
	2002	2001	2000
Unit settlements:			
Northeast	2,440	2,014	2,000
Southeast	8,271	8,126	7,820
Midwest	4,458	3,288	2,903
Central	4,588	3,982	3,622
West	9,146	5,505	3,454
	28,903	22,915	19,799
Net new orders—units:			
Northeast	2,738	2,035	1,970
Southeast	8,651	8,544	7,815
Midwest	4,684	3,756	2,818
Central	4,590	4,071	3,644
West	10,167	7,710	3,597
	30,830	26,116	19,844
Net new orders—dollars ($000's omitted)	$7,731,000	$5,926,000	$4,211,000
Backlog at December 31—units:			
Northeast	1,129	831	810
Southeast	2,939	2,559	2,141
Midwest	1,601	1,375	907
Central	905	903	814
West	4,031	3,010	805
	10,605	8,678	5,477
Backlog at December 31—dollars ($000's omitted)	$2,857,000	$2,118,000	$1,307,000

Unit settlements in 2002 reached a record high, increasing 26% to 28,903 units. A full year of the Del Webb operations combined with strong sales in the Midwest drove the increase. 2001 unit settlements increased 16% to 22,915 units, principally from the addition of the Del Webb operations. The average selling price for our homes increased from $206,000 in 2000 to $225,000 in 2001 and to $242,000 in the current year. Changes in average selling price reflect a number of factors, including price increases, the mix of product closed during a period and the number of options purchased by customers. Both 2002 and 2001 benefited from increased product prices, improved product mix and the inclusion of Del Webb product offerings, which had an average selling price higher than our traditional offerings.

Ending backlog, which represents orders for homes that have not yet closed, climbed 22% to 10,605 homes. The dollar value of our ending backlog was up 35% to $2.9 billion at December 31, 2002. Unit and dollar backlog at December 31, 2001, increased 58% and 62%, respectively, to 8,678 homes valued at $2.1 billion. Overall, strong demand supported by a favorable interest rate environment and the addition of Del Webb operations drove increased order activity and record levels of backlog.

The following table presents a summary of pre-tax income for our Domestic Homebuilding operations ($000's omitted):

	Years Ended December 31,		
	2002	2001	2000
Home sale revenue (settlements)	$ 6,991,614	$ 5,145,526	$ 4,083,816
Land sale revenue	176,301	129,134	84,700
Home cost of sales	(5,589,465)	(4,127,059)	(3,320,885)
Land cost of sales	(123,306)	(97,941)	(56,250)
Selling, general and administrative expenses	(664,469)	(482,128)	(365,704)
Interest[a]	(48,697)	(36,006)	(28,019)
Other expense, net	(22,968)	(16,851)	(14,403)
Pre-tax income	$ 719,010	$ 514,675	$ 383,255
Average sales price	$ 242	$ 225	$ 206

(a) We capitalize interest cost into homebuilding inventories and charge the interest to homebuilding interest expense over a period that approximates the average life cycle of our communities.

Gross profit margins from home sales in 2002 increased 30 basis points over 2001 to 20.1%, including the effect of purchase accounting associated with the Del Webb merger. Excluding the effect of purchase accounting adjustments in both years, gross margins would have been 20.1% in 2002 and 20.0% in 2001. Gross profit margins in 2001 increased 110 basis points to 19.8% including purchase accounting adjustments and 130 basis points excluding purchase accounting adjustments over 2000 gross margins. Factors that contributed to this favorable trend include strong customer demand, positive home pricing, the benefits of leverage-buy purchasing activities and effective production and inventory management.

Land sales increased in each of the prior three years, demonstrating our competency in purchasing, developing and entitling certain land positions for sale primarily to other homebuilders as well as to retail and commercial establishments. Revenues and their related gains/losses may vary significantly between periods, depending on the timing of such sales. We continue to rationalize certain existing land positions to ensure the most effective use of invested capital.

For the year ended December 31, 2002, selling, general and administrative expenses, as a percentage of home settlement revenues, increased 13 basis points to 9.50% after increasing 42 basis points to 9.37% in 2001. Higher startup costs for new communities and increased compensation related costs partially offset by a reduction in costs associated with the Del Webb operations contributed to the change in 2002. The increase in 2001 reflects higher startup costs for new communities, increased compensation related costs, local market advertising expenses and the inclusion of Del Webb operations.

Interest expense increased $12.7 million to $48.7 million in 2002 and $8.0 million to $36.0 million in 2001. The increases are a result of an increase in debt levels necessary to support the growth of the business.

Other expense, net increased to $23.0 million in 2002 primarily as a result of income from certain non-operating investments recorded in 2001. The increase from 2000 to 2001 represents an increase in land inventory valuation reserves for certain land positions and amortization of tradenames and trademarks acquired in the merger with Del Webb.

At December 31, 2002 and 2001, our Domestic Homebuilding operations controlled approximately 176,800 and 141,100 lots, respectively. Approximately 84,300 and 81,200 lots were owned, and approximately 43,800 and 34,800 lots under option agreements approved for purchase at December 31, 2002 and 2001, respectively. In addition, there were approximately 48,700 lots under option agreements at December 31, 2002, pending approval, that are under review and evaluation for future use by our Domestic Homebuilding operations. This compared to 25,100 lots at December 31, 2001.

Domestic Homebuilding inventory at December 31, 2002, was approximately $4.1 billion, of which $3.2 billion related to land and land development. At December 31, 2001, inventory was approximately $3.8 billion, of which $2.8 billion related to land and land development. Included in other assets is approximately $218.8 million in land held for disposition as of December 31, 2002, as compared to $223.5 million in the prior year.

International Homebuilding

Our International Homebuilding operations are primarily conducted through subsidiaries of International in Mexico, Puerto Rico and Argentina.

Mexico—Effective January 1, 2002, International reorganized its structure within Mexico to create a single company, Pulte Mexico S. de R.L. de C.V. (Pulte Mexico), which ranks as one of the largest builders in the country. Prior to the reorganization, these operations were conducted primarily through five joint ventures throughout Mexico. Under the new ownership structure, which combines the largest of these entities, we own 63.8% of Pulte Mexico and have consolidated Pulte Mexico into our financial statements. The new operating structure facilitates growth, enables operating leverage and improves efficiencies through standardized systems and procedures.

Puerto Rico—Operations in Puerto Rico are conducted through International's 100%-owned subsidiary, Pulte International Caribbean Corporation, and three joint ventures.

Argentina—Operations in Argentina, which are based in the greater Buenos Aires area, are conducted through Pulte SRL, International's 100%-owned Argentine subsidiary.

The following table presents selected financial data for our International Homebuilding operations for the years ended December 31, 2002, 2001 and 2000 ($000's omitted):

	Years Ended December 31,		
	2002	2001	2000
Revenues	$ 196,074	$ 35,169	$ 27,159
Cost of sales	(157,056)	(30,937)	(24,611)
Selling, general and administrative expense	(35,029)	(11,820)	(5,621)
Other income (expense), net	(1,610)	66	967
Minority interest	(1,801)	—	—
Equity in income of joint ventures	4,479	5,138	5,455
Pre-tax income (loss)	$ 5,057	$ (2,384)	$ 3,349
Unit settlements:			
Pulte	6,525	221	264
Pulte-affiliated entities	1,022	7,258	7,718
	7,547	7,479	7,982

Unit settlements for Pulte and Pulte-affiliated entities in 2002 were relatively flat as compared to 2001 and down in 2001 when compared to 2000, as declines in Puerto Rico and Mexico were only partially offset by settlements in Argentina, which approached 200 in 2002. Settlements in Mexico were 7,166 in 2002 compared to 7,158 in 2001 and 7,718 in 2000. Activity in Mexico continues to be slowed by the impact of changes made in 2001 and 2002 to local lending practices and the lack of alternative funding sources.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Increased revenues in 2002 are due to consolidation of the operations in Mexico for eleven months of 2002, a full year of operations in Argentina, which had only begun recognizing its first closings in June of 2001, partially offset by a decline in Puerto Rico. Revenues from our operations in Mexico were $158.1 million in 2002. Our operations in Argentina contributed $25.9 million compared to $9.5 million in the prior year. Revenues in Puerto Rico were down to $12.1 million from $25.5 million.

The consolidation of Mexico also had a positive effect on gross margins, which rose to 19.9% in 2002 from 12.0% in 2001 and 9.4% in 2000. Selling, general and administrative expenses as a percent of revenues declined as a result of a reduction in start-up costs associated with our operations in Argentina. Equity in income of joint ventures in 2002 represents one month of the joint venture operations in Mexico and our joint venture located in Canovanas, Puerto Rico, which had its first closings during the third quarter of 2001.

Our operations in Argentina recorded transaction losses of $208,000 and $463,000 for the years ended December 31, 2002 and 2001, respectively, as the value of the Argentine peso continued to fluctuate following the Argentine government's decision to de-link its valuation from the U.S. dollar. We also recorded a foreign currency translation loss of $12.8 million, as a component of cumulative other comprehensive income during 2002. It remains unclear at this time how the financial and currency markets in Argentina will be impacted in 2003 or how the current economic situation may affect customer home buying attitudes and the homebuilding business in general. At December 31, 2002, our investment, net of cumulative foreign currency translation adjustments, in Argentina approximated $13.1 million. Our operations in Mexico have also been affected by a strengthening dollar to the Mexican peso where transaction losses of $483,000, $378,000 and $78,000 were recorded in 2002, 2001 and 2000, respectively. At December 31, 2002, our investment, net of cumulative foreign currency translation adjustments, in Mexico approximated $61.1 million.

FINANCIAL SERVICES

We conduct our financial services business, which includes mortgage and title operations, through Pulte Mortgage and other subsidiaries.

We sell our servicing rights on a flow basis through fixed price servicing sales contracts. Due to the short period of time the servicing rights are held, usually three to four months, we do not amortize the servicing asset. Since the servicing rights are recorded at the value in the servicing sales contracts, there are no impairment issues related to these assets. We also originate mortgage loans using our own funds or borrowings made available through various credit arrangements and then sell such mortgage loans to outside investors.

The following table presents mortgage origination data for our Financial Services operations:

	Years Ended December 31,		
	2002	2001	2000
Total originations:			
Loans	**23,074**	19,018	13,415
Principal ($000's omitted)	**$3,771,000**	$2,937,100	$1,957,300
Originations for Pulte customers:			
Loans	**19,537**	15,402	11,109
Principal ($000's omitted)	**$3,176,500**	$2,385,500	$1,697,600

Mortgage origination unit and principal volume for the year ended December 31, 2002, increased 21% and 28%, respectively, over 2001. This growth can be attributed to an increase in the capture rate of 390 basis points to 77.6% and the inclusion of Del Webb mortgage operations for a full year. Our capture rate represents loan originations from our homebuilding business as a percent of total loan opportunities, excluding cash settlements, from our homebuilding business. Mortgage origination principal volume in 2001 increased 50% over 2000 due to an increase in the capture rate of 950 basis points to 73.7%, an increased average loan size and the inclusion of Del Webb mortgage operations, which accounted for approximately 13% of the increase. Origination unit volume increased 42% due to the same factors. Our home buying customers continue to account for the majority of total loan production, representing 85% of total Pulte Mortgage unit production for 2002, compared with 81% in 2001 and 83% in 2000. Refinancings represented 8% of total loan production in 2002, compared with 10% in 2001 and 2% during 2000. At December 31, 2002, loan application backlog increased 66% to $1.4 billion as compared to $827 million and $536 million at December 31, 2001 and 2000, respectively.

Pre-tax income for the year ended December 31, 2002, increased 81% to $66.7 million as a result of increased volume, a favorable interest rate environment, effective leverage of overhead costs and the inclusion of Del Webb mortgage operations for a full year. Gains from the sale of mortgages increased $20.4 million, or 49%, from the same period in 2001. As compared with 2001, net interest income increased $6.3 million to $11.3 million during 2002 due to increased production and a steeper yield curve as a result of the drop in interest rates during 2002. Title income grew 42%, contributing $12.2 million to pre-tax income for the year.

Pre-tax income for the year ended December 31, 2001, increased 49% to $36.9 million due to increases in volume, capture rate and secondary marketing gains. The addition of Del Webb mortgage operations for the last five months of 2001 contributed approximately 8% of this increase. Pricing and marketing gains increased $17.4 million, or 71%, from the same period in 2000, primarily due to a consistent drop in interest rates throughout 2001. As compared with 2000, net interest income increased $3.1 million to $5.0 million during 2001 due to increased production and a steeper yield curve as a result of the drop in interest rates during 2001. Offsetting these gains was an increase in SG&A expenses of $10 million as a result of increased headcount and other related costs due to the increase in volume during 2001. Income from our title operations increased 48% to $8.6 million in 2001, further fueling the growth in our financial services business.

We hedge portions of our forecasted cash flow from sales of closed mortgage loans with derivative financial instruments. For the year ended December 31, 2002, we did not recognize any net gains or losses related to the ineffective portion of the hedging instrument excluded from the assessment of hedge effectiveness. We also did not recognize any gains or losses during 2002 for cash flow hedges that were discontinued because it is probable that the original forecasted transaction will not occur. At December 31, 2002, we expect to reclassify $1.3 million, net of taxes, of net losses on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months from sales of closed mortgage loans.

CORPORATE

Corporate is a non-operating business segment whose primary purpose is to support the operations of our subsidiaries as the internal source of financing, to develop and implement strategic initiatives centered on new business development and operating efficiencies, and to provide the administrative support associated with being a publicly traded entity. As a result, the corporate segment's operating results will vary from year to year as these strategic initiatives evolve.

The following table presents this segment's results of operations ($000's omitted):

	Years Ended December 31,		
	2002	2001	2000
Net interest expense	**$38,214**	$34,261	$28,987
Other corporate expenses, net	**23,754**	23,191	27,309
Loss before income taxes	**$61,968**	$57,452	$56,296

Interest expense, net of interest capitalized into inventory, increased 12% to $38.2 million in 2002 and 18% to $34.3 million in 2001. This trend is a result of an increase in debt levels necessary to support our growth. Interest incurred for the years ended December 31, 2002, 2001 and 2000, excluding interest incurred by our financial services operations, was approximately $162.5, $116.9 and $62.8 million, respectively.

Other corporate expense, net over the two-year period ended December 31, 2002, was relatively flat as higher compensation related costs were offset by income from the sale and adjustment to fair value of various non-operating parcels of commercial land held for sale. The decrease in other corporate expenses, net in 2001 when compared to 2000 is primarily due to the write-down of commercial land held for sale in 2000.

Interest capitalized into inventory is charged to homebuilding interest expense over a period that approximates the average life cycle of our communities. Interest in inventory at December 31, 2002, increased primarily as a result of higher levels of indebtedness and the addition of the Del Webb properties, which have a longer life cycle. Information related to Corporate interest capitalized into inventory is as follows ($000's omitted):

	Years Ended December 31,		
	2002	2001	2000
Interest in inventory at beginning of year	**$ 68,595**	$ 24,202	$ 19,092
Interest capitalized	**123,086**	80,399	33,129
Interest expensed	**(48,697)**	(36,006)	(28,019)
Interest in inventory at end of year	**$142,984**	$ 68,595	$ 24,202

LIQUIDITY AND CAPITAL RESOURCES

Our net cash provided by operating activities for the year ended December 31, 2002, amounted to $162.2 million. The increase in net income was aided by the realization of certain tax benefits and an increase in accrued liabilities, while inventories continued to build to support the growth of the business. Net cash provided by investing activities was $4.6 million for 2002. Net cash provided by financing activities for the year ended December 31, 2002, was $374.2 million, reflecting proceeds from the $300 million senior notes issued in June 2002, proceeds from borrowings under our various credit facilities and proceeds from employee stock option exercises, offset by the repayment of debt, dividends paid and stock repurchases.

Our net cash used in operating activities for the year ended December 31, 2001, was $418.8 million as higher net income was offset by increases in inventory and residential mortgage loans available-for-sale over 2000 and the resolution of the First Heights litigation. Net cash provided by investing activities in 2001 increased primarily due to the net cash acquired from Del Webb. Net cash provided by financing activities in 2001 was $297.1 million as proceeds from the issuance of senior notes of $200 million and $500 million and increased borrowings under the revolving credit arrangements were offset by the repayment of higher-rate debt acquired from Del Webb.

We finance our homebuilding land acquisitions, development and construction activities from internally generated funds and existing credit agreements. We had no borrowings under our $570 million unsecured revolving credit facility at December 31, 2002.

Pulte Mortgage provides mortgage financing for many of our home sales and uses its own funds and borrowings made available pursuant to various committed and uncommitted credit arrangements totaling $600 million, an amount deemed adequate to cover foreseeable needs. There were approximately $560 million of borrowings outstanding at December 31, 2002 under the $600 million Pulte Mortgage arrangements. Mortgage loans originated by Pulte Mortgage are subsequently sold to outside investors. We anticipate that there will be adequate mortgage financing available for purchasers of our homes.

In June 2002, we sold $300 million of 7.875% senior notes, due 2032, from our $1 billion shelf registration. Cash provided by operations, combined with the net proceeds from this sale of senior notes, were used to call, redeem and repurchase approximately $103 million of Del Webb senior subordinated notes and to repay short-term borrowings under our revolving bank credit arrangements.

In October 2002, our operating entity in Argentina entered into a $3 million revolving credit facility in order to provide an additional financial resource to support the operations. Pulte Homes, Inc. has guaranteed the credit facility. There were no borrowings outstanding under this facility at December 31, 2002.

In October 2002, the Company's Board of Directors approved a stock repurchase plan of up to $100 million. Shares will be purchased from time to time on the open market, depending on market conditions. During the year ended December 31, 2002, we repurchased 100,000 shares for approximately $4.3 million.

Our income tax liabilities are affected by a number of factors. In 2002, our effective tax rate was 39.0% compared to 38.5% in 2001 and 2000. We anticipate that our effective tax rate for 2003 will be approximately 39.0%.

At December 31, 2002, we had cash and equivalents of $613.2 million, $1.7 billion of unsecured senior notes and $260.7 million of unsecured senior subordinated notes. Other financing includes limited recourse collateralized financing totaling $145.5 million.

The following table summarizes our payments under contractual obligations as of December 31, 2002:

	Payments Due by Period ($000's omitted)				
	Total	2003	2004-2005	2006-2007	After 2007
Contractual obligations:					
Limited recourse collateralized financing	$ 145,526	$ 59,563	$ 72,659	$ 10,478	$ 2,826
Non-guarantor short-term borrowings	559,621	559,621	—	—	—
Senior notes and subordinated notes	1,907,976	275,000	237,000	—	1,395,976
Operating leases	117,620	31,481	39,243	22,633	24,263
Total contractual obligations	$2,730,743	$925,665	$348,902	$ 33,111	$1,423,065

The following table summarizes our other commercial commitments as of December 31, 2002:

	Amount of Commitment Expiration by Period ($000's omitted)				
	Total	2003	2004-2005	2006-2007	After 2007
Other commercial commitments:					
Guarantor revolving credit facilities	$ 570,000	$ —	$570,000	$ —	$ —
Non-guarantor revolving credit facilities	600,000	275,000	325,000	—	—
Standby letters of credit	150,955	138,803	12,152	—	—
Total commercial commitments	$1,320,955	$413,803	$907,152	$ —	$ —

Standby letters of credit and performance bonds are used to guarantee our performance under various contracts, principally in connection with the development of our projects. The expiration dates of the letter of credit contracts coincide with the expected completion date of the related project. If the obligations related to the project are ongoing, annual extensions are granted on a year-to-year basis. Performance bonds do not have stated expiration dates; rather, we are released from the bonds as the contractual performance is completed. These bonds, which approximated $954 million at December 31, 2002, are typically outstanding over a period that approximates 3–5 years.

In the normal course of business, we acquire rights under options or option-type agreements to purchase land to be used in homebuilding operations at future dates. These rights, which may be cancelled at our discretion, may extend over several years and are typically secured by small deposits. Further, these rights are frequently extended or renegotiated to better match the needs of our homebuilding operations. The total purchase price applicable to approved land under option for use by our homebuilding operations at future dates approximated $1.5 billion at December 31, 2002, which represented approximately 43,800 lots. In addition, there were approximately 48,700 lots valued at $982 million under option at December 31, 2002, pending approval, that are under review and evaluation for future use by our homebuilding operations.

Sources of our working capital at December 31, 2002, include cash and equivalents, our $570 million committed unsecured revolving credit facility and Pulte Mortgage's $600 million revolving credit. Our debt-to-total capitalization, excluding our collateralized debt, was approximately 41% as of December 31, 2002, and approximately 32% net of cash and equivalents. We expect to maintain our net debt-to-total capitalization at or below the 40% level.

In February 2003, we sold $300 million of 6.25% senior notes, due 2013, from the Company's current shelf registration. Proceeds from the sale will be used to retire certain debt coming due or called in 2003. Subsequent to this issuance, we had $400 million remaining available under the current mixed securities shelf registration.

Inflation

We, and the homebuilding industry in general, may be adversely affected during periods of high inflation because of higher land and construction costs. Inflation also increases our financing, labor and material costs. In addition, higher mortgage interest rates significantly affect the affordability of permanent mortgage financing to prospective homebuyers. We attempt to pass to our customers any increases in our costs through increased sales prices. To date, inflation has not had a material adverse effect on our results of operations. However, there is no assurance that inflation will not have a material adverse impact on our future results of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, we select the principle or method that is appropriate in our specific circumstances (see Note 1 of Notes to Consolidated Financial Statements). Application of these accounting principles requires us to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, we have made our best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality. The development and selection of the following critical accounting policies and estimates have been discussed with the Audit Committee of the Board of Directors.

Revenue recognition

Homebuilding—Homebuilding revenues are recorded when the sales of homes are completed and ownership has transferred to the customer. Unfunded settlements are deposits in transit on homes for which the sale was completed. We do not engage in arrangements whereby we have ongoing relationships with our homebuyers that require us to repurchase our homes or provide homebuyers with the right of return.

Financial Services—Mortgage servicing fees represent fees earned for servicing loans for various investors. Servicing fees are based on a contractual percentage of the outstanding principal balance and are credited to income when the related mortgage payments are received. Loan origination fees, commitment fees and certain direct loan origination costs are deferred as an adjustment to the cost of the related mortgage loan until such loan is sold. Gains and losses from sales of mortgage loans are recognized when the loans are sold.

Inventory valuation

Our finished inventories are stated at the lower of accumulated cost or net realizable value. Included in inventories are all direct development costs. We capitalize interest cost into homebuilding inventories and charge the interest to homebuilding interest expense over a period that approximates the average life cycle of our communities. This period increased in 2001 due to the addition of the Del Webb properties, which have a longer life cycle. Inventories under development or held for development are stated at accumulated cost, unless they are determined to be impaired, in which case these inventories are measured at fair value. If actual market conditions are less favorable than those projected by management, additional inventory adjustments may be required.

Sold units are expensed on a specific identification basis. Under the specific identification basis, cost of sales includes the construction cost of the home, an average lot cost by project based on land acquisition and development costs, and closing costs and commissions. Construction cost of the home includes amounts paid through the closing date of the home, plus an accrual for costs incurred but not yet paid, based on an analysis of budgeted construction cost. This accrual is reviewed for accuracy based on actual payments made after closing compared to the amount accrued, and adjustments are made if needed. Total project land acquisition and development costs are based on an analysis of budgeted costs compared to actual costs incurred to date and estimates to complete. Adjustments to estimated total project land acquisition and development costs for the project affect the amount of future lots costed.

Residential mortgage loans available-for-sale

Residential mortgage loans available-for-sale are stated at the lower of aggregate cost or market value. Gains and losses from sales of mortgage loans are recognized when the loans are sold. We hedge our residential mortgage loans available-for-sale. Gains and losses from closed commitments and futures contracts are matched against the related gains and losses on the sale of mortgage loans.

Goodwill and intangible assets

We have identified significant intangible assets and generated significant goodwill, most recently as a result of the Del Webb merger in 2001. Intangible assets, primarily trademarks and tradenames, were valued by independent appraisers and advisors, using proven valuation procedures, and are amortized over their estimated useful life. Goodwill is subject to annual impairment testing. The carrying value and ultimate realization of these assets is dependent upon estimates of future earnings and benefits that we expect to generate from their use. If our expectations of future results and cash flows decrease significantly, intangible assets and goodwill may be impaired and the resulting charge to operations may be material. If we determine that the carrying value of intangible assets, long-lived assets and goodwill may not be recoverable based upon the existence of one or more indicators of impairment, we measure impairment based on one of two methods. For assets related to ongoing operations we plan to continue, we use a projected undiscounted cash flow method to determine if impairment exists and then measure impairment using discounted cash flows. For assets to be disposed of, we assess the fair value of the asset based on current market conditions for similar assets. For goodwill, we assess fair value by measuring discounted cash flows of our reporting units and measure impairment as the difference between the resulting implied fair value of goodwill and the recorded book value.

The estimates of useful lives and expected cash flows require us to make significant judgments regarding future periods that are subject to some factors outside of our control. Changes in these estimates could result in significant revisions to the carrying value of these assets and material charges to the results of operations.

Investments in unconsolidated entities

We participate in a number of joint ventures with independent third parties in which we have less than a controlling interest. These joint ventures purchase, develop and/or sell land and homes in the United States, Mexico and Puerto Rico. We recognize our share of profits from the sale of lots and homes to other buyers. We do not recognize profits from lots we purchase, but instead defer those profits until the related homes are sold. At December 31, 2002, we had approximately $49.0 million invested in these joint ventures. Under certain arrangements, future capital contributions may be necessary to maintain our ownership in the joint venture. We have not guaranteed any of the outstanding debt of the joint ventures at December 31, 2002, which approximated $103.2 million.

We also own 22.2% of the capital stock of a mortgage banking company in Mexico. At December 31, 2002, our investment in this entity was approximately $15.8 million. We do not have any purchase or investment commitments to this entity. Furthermore, we have not guaranteed any of the indebtedness of this entity, which approximated $1.2 billion at December 31, 2002.

These investments are accounted for on the equity method.

Allowance for warranties

Home purchasers are provided with warranties against certain building defects. The specific terms and conditions of those warranties vary geographically. Most warranties cover different aspects of the home's construction and operating systems for a period of up to ten years. We estimate the costs to be incurred under these warranties and record a liability in the amount of such costs at the time product revenue is recognized. Factors that affect our warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. We periodically assess the adequacy of recorded warranty liabilities and adjust the amounts as necessary. Although we have not made significant adjustments to the accrual in the past, actual warranty cost in the future could differ from our current estimate.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to interest rate risk on our rate-sensitive financing to the extent long-term rates decline. The following tables set forth, as of December 31, 2002 and 2001, our rate-sensitive financing obligations, principal cash flows by scheduled maturity, weighted-average interest rates and estimated fair market value ($000's omitted):

	As of December 31, 2002, for the Years Ended December 31,							
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Rate sensitive liabilities								
Fixed interest rate debt:								
Senior notes and subordinated notes	$275,000	$112,000	$125,000	$ —	$ —	$1,395,976	$1,907,976	$2,006,173
Average interest rate	8.59%	8.38%	7.30%	—	—	8.46%	8.23%	—
Limited recourse collateralized financing	$ 59,563	$ 41,528	$ 31,131	$ 9,128	$ 1,350	$ 2,826	$ 145,526	$ 145,526
Average interest rate	5.27%	5.53%	6.12%	2.16%	4.00%	4.00%	5.30%	—

	As of December 31, 2001, for the Years Ended December 31,							
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Rate sensitive liabilities								
Fixed interest rate debt:								
Senior notes and subordinated notes	$ —	$275,000	$112,000	$125,000	$69,810	$1,130,887	$1,712,697	$1,744,726
Average interest rate	—	8.59%	8.38%	7.30%	9.00%	8.37%	8.36%	—
Limited recourse collateralized financing	$ 17,556	$ 7,531	$ 4,446	$ 5,894	$ 1,350	$ 2,826	$ 39,603	$ 39,603
Average interest rate	6.42%	6.96%	7.20%	5.06%	4.00%	4.00%	6.15%	—

Pulte Mortgage, operating as a mortgage banker, is also subject to interest rate risk. Interest rate risk begins when we commit to lend money to a customer at agreed-upon terms (i.e., commit to lend at a certain interest rate for a certain period of time). The interest rate risk continues through the loan closing and until the loan is sold to an investor. During 2002 and 2001, this period of interest rate exposure averaged approximately 60 days. In periods of rising interest rates, the length of exposure will generally increase due to customers locking in an interest rate sooner as opposed to letting the interest rate float.

We minimize interest rate risk by (i) financing the loans via a variable rate borrowing agreement tied to the Federal Funds rate and (ii) hedging our loan commitments and closed loans through derivative financial instruments with off-balance sheet risk. These financial instruments include cash forward placement contracts on mortgage-backed securities, whole loan investor commitments, options on treasury future contracts and options on cash forward placement contracts on mortgage-backed securities. We do not use any derivative financial instruments for trading purposes.

Hypothetical changes in the fair values of our financial instruments arising from immediate parallel shifts in long-term mortgage rates of plus 50, 100 and 150 basis points would not be material to our financial results.

Our aggregate net investments exposed to foreign currency exchange rate risk include our operations in Mexico, which approximated $61.1 million, our mortgage banking joint venture investment in Mexico, which approximated $15.8 million and our operations in Argentina, which approximated $13.1 million.

SPECIAL NOTES CONCERNING FORWARD-LOOKING STATEMENTS

As a cautionary note, except for the historical information contained herein, certain matters discussed in *Management's Discussion and Analysis of Financial Condition and Results of Operations* and *Quantitative and Qualitative Disclosures About Market Risk*, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from our future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among other things, (1) general economic and business conditions; (2) interest rate changes and the availability of mortgage financing; (3) the relative stability of debt and equity markets; (4) competition; (5) the availability and cost of land and other raw materials used in our homebuilding operations; (6) the availability and cost of insurance covering risks associated with our business; (7) shortages and the cost of labor; (8) weather-related slowdowns; (9) slow growth initiatives and/or local building moratoria; (10) governmental regulation, including the interpretation of tax, labor and environmental laws; (11) changes in consumer confidence and preferences; (12) required accounting changes; (13) terrorist acts and other acts of war; and (14) other factors over which we have little or no control.

Consolidated Balance Sheets

December 31, 2002 and 2001
($000's omitted, except share data)

ASSETS	2002	2001
Cash and equivalents	$ 613,168	$ 72,144
Unfunded settlements	60,641	69,631
House inventory	863,507	875,690
Land inventory	3,430,090	2,958,073
Residential mortgage loans available-for-sale	600,339	435,461
Goodwill	307,693	307,693
Intangible assets, net	151,954	159,604
Other assets	833,279	765,578
Deferred income taxes	27,784	67,019
	$6,888,455	$5,710,893

LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Accounts payable, including book overdrafts of $181,816 and $119,229 in 2002 and 2001, respectively	$ 376,653	$ 333,845
Customer deposits	265,817	200,212
Accrued and other liabilities	922,661	618,262
Unsecured short-term borrowings	—	110,000
Collateralized short-term debt, recourse solely to applicable non-guarantor subsidiary assets	559,621	413,675
Income taxes	90,009	35,370
Senior notes and subordinated notes	1,913,268	1,722,864
Total liabilities	4,128,029	3,434,228
Shareholders' equity:		
Preferred stock, $.01 par value; 25,000,000 shares authorized, none issued	—	—
Common stock, $.01 par value; 200,000,000 shares authorized, 61,124,936 and 59,249,233 shares issued and outstanding in 2002 and 2001, respectively	611	592
Additional paid-in capital	933,162	862,881
Unearned compensation	(9,866)	(3,859)
Accumulated other comprehensive income (loss)	(35,371)	(13,969)
Retained earnings	1,871,890	1,431,020
Total shareholders' equity	2,760,426	2,276,665
	$6,888,455	$5,710,893

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

For the years ended December 31, 2002, 2001 and 2000
(000's omitted, except per share data)

	2002	2001	2000
Revenues:			
Homebuilding	$7,363,989	$5,309,829	$4,195,675
Financial Services	106,628	77,222	50,669
Corporate	1,202	2,210	633
Total revenues	7,471,819	5,389,261	4,246,977
Expenses:			
Homebuilding, principally cost of sales	6,646,666	4,806,812	3,814,526
Financial Services, principally interest	45,579	44,546	30,054
Corporate, net	63,170	59,662	56,929
Total expenses	6,755,415	4,911,020	3,901,509
Other income:			
Equity income	12,418	13,546	9,628
Income from continuing operations before income taxes	728,822	491,787	355,096
Income taxes	284,221	189,362	136,712
Income from continuing operations	444,601	302,425	218,384
Income (loss) from discontinued operations	9,044	(1,032)	(29,871)
Net income	$ 453,645	$ 301,393	$ 188,513
Per share data:			
Basic:			
Income from continuing operations	$ 7.35	$ 6.16	$ 5.29
Income (loss) from discontinued operations	.15	(.02)	(.73)
Net income	$ 7.50	$ 6.14	$ 4.56
Assuming dilution:			
Income from continuing operations	$ 7.20	$ 6.01	$ 5.18
Income (loss) from discontinued operations	.15	(.02)	(.71)
Net income	$ 7.35	$ 5.99	$ 4.47
Cash dividends declared	$ .16	$ .16	$ .16
Number of shares used in calculation:			
Basic:			
Weighted-average common shares outstanding	60,453	49,098	41,310
Assuming dilution:			
Effect of dilutive securities—stock options and restricted stock grants	1,293	1,225	836
Adjusted weighted-average common shares and effect of dilutive securities	61,746	50,323	42,146

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

For the years ended December 31, 2002, 2001 and 2000
($000's omitted, except per share data)

	Common Stock	Additional Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Shareholders' equity, December 31, 1999	$433	$ 77,070	$ —	$ (259)	$1,016,075	$1,093,319
Stock option exercise, including tax benefit of $9,837	16	38,605	—	—	—	38,621
Cash dividends declared—$.16 per share	—	—	—	—	(6,583)	(6,583)
Stock repurchases	(33)	(6,082)	—	—	(60,268)	(66,383)
Comprehensive income:						
Net income	—	—	—	—	188,513	188,513
Foreign currency translation adjustments	—	—	—	444	—	444
Total comprehensive income						188,957
Shareholders' equity, December 31, 2000	416	109,593	—	185	1,137,737	1,247,931
Common stock issued and stock options exchanged in merger	168	729,219	—	—	—	729,387
Stock option exercise, including tax benefit of $4,982	7	18,512	—	—	—	18,519
Restricted stock award	1	5,557	(5,558)	—	—	—
Restricted stock award amortization	—	—	1,699	—	—	1,699
Cash dividends declared—$.16 per share	—	—	—	—	(8,110)	(8,110)
Comprehensive income:						
Net income	—	—	—	—	301,393	301,393
Change in fair value of derivatives, net of income taxes of $371	—	—	—	(592)	—	(592)
Foreign currency translation adjustments	—	—	—	(13,562)	—	(13,562)
Total comprehensive income						287,239
Shareholders' equity, December 31, 2001	592	862,881	(3,859)	(13,969)	1,431,020	2,276,665
Stock option exercise, including tax benefit of $20,651	17	60,759	—	—	—	60,776
Restricted stock award	3	11,316	(11,319)	—	—	—
Restricted stock award amortization	—	—	5,312	—	—	5,312
Cash dividends declared—$.16 per share	—	—	—	—	(9,773)	(9,773)
Stock repurchases	(1)	(1,794)	—	—	(3,002)	(4,797)
Comprehensive income:						
Net income	—	—	—	—	453,645	453,645
Change in fair value of derivatives, net of income taxes of $833	—	—	—	(1,288)	—	(1,288)
Foreign currency translation adjustments	—	—	—	(20,114)	—	(20,114)
Total comprehensive income						432,243
Shareholders' equity, December 31, 2002	$611	$933,162	$ (9,866)	$(35,371)	$1,871,890	$2,760,426

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2002, 2001 and 2000
($000's omitted)

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 453,645	$ 301,393	$ 188,513
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:			
Amortization, depreciation and other	29,784	32,876	14,230
Deferred income taxes	39,235	(8,176)	652
Increase (decrease) in cash, excluding effects of acquired entities, due to:			
Inventories	(503,137)	(648,266)	(210,025)
Residential mortgage loans available-for-sale	(164,878)	(157,325)	(41,723)
Other assets	69,861	14,392	(13,595)
Accounts payable, accrued and other liabilities	163,509	1,639	77,034
Income taxes	74,181	44,671	8,236
Net cash provided by (used in) operating activities	162,200	(418,796)	23,322
Cash flows from investing activities:			
Cash paid for acquisitions, net of cash acquired	—	11,644	—
Other, net	4,626	(1,820)	(5,185)
Net cash provided by (used in) investing activities	4,626	9,824	(5,185)
Cash flows from financing activities:			
Payment of senior notes and subordinated notes	(107,576)	(363,391)	(19,969)
Proceeds from borrowings	577,252	980,507	209,930
Repayment of borrowings	(110,645)	(325,714)	(32,161)
Issuance of common stock	39,672	13,537	28,784
Stock repurchases	(4,344)	—	(66,383)
Dividends paid	(9,773)	(8,110)	(6,583)
Other, net	(10,388)	302	433
Net cash provided by financing activities	374,198	297,131	114,051
Net increase (decrease) in cash and equivalents	541,024	(111,841)	132,188
Cash and equivalents at beginning of year	72,144	183,985	51,797
Cash and equivalents at end of year	$ 613,168	$ 72,144	$ 183,985
Supplemental cash flow information:			
Non-cash investing and financing activities:			
Issuance of common stock and exchange of stock options in merger	$ —	$ 729,387	$ —
Cash paid during the year for:			
Interest, net of amount capitalized	$ 48,268	$ 31,364	$ 29,579
Income taxes	$ 165,570	$ 137,684	$ 115,352

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of Pulte Homes, Inc. (the "Company" or "Pulte") and all of its direct subsidiaries. The Company's direct subsidiaries include Pulte Diversified Companies, Inc. (PDCI), Del Webb Corporation (Del Webb) and other subsidiaries, which are engaged in the homebuilding business. PDCI's operating subsidiaries include Pulte Home Corporation (PHC), Pulte International Corporation (International) and other subsidiaries, which are engaged in the homebuilding business. PDCI's non-operating thrift subsidiary, First Heights Bank, fsb (First Heights), is classified as a discontinued operation (see Note 4). The Company also has a mortgage banking company, Pulte Mortgage Corporation (Pulte Mortgage), which is a subsidiary of PHC. Effective January 1, 2003, Pulte Mortgage changed its legal form of entity to a limited liability company under the name Pulte Mortgage, LLC.

Effective January 1, 2002, the Company reorganized its structure within Mexico to create a single company, Pulte Mexico S. de R.L. de C.V. (Pulte Mexico). Under the new ownership structure, the Company's operations in Mexico, which were primarily conducted through joint ventures, have been combined into Pulte Mexico and are 63.8% owned by International. Results for 2002 include joint venture operations for one month and operations as a consolidated entity for eleven months, as the operations in Mexico report on a one-month lag.

Certain amounts previously reported in the 2001 financial statements and notes thereto were reclassified to conform to the 2002 presentation.

Significant accounting policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign currency

The financial statements of the Company's foreign subsidiaries in Argentina and Mexico are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average exchange rates in effect during the year. The resulting cumulative translation adjustments have been recorded in other comprehensive income. Realized foreign currency transaction gains and losses are included in the Consolidated Statement of Operations. Realized foreign currency transaction losses were $691,000, $841,000 and $78,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Cash and equivalents

For purposes of the Consolidated Statements of Cash Flows, commercial paper and time deposits with a maturity of three months or less when acquired are classified as cash equivalents.

Goodwill

On January 1, 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," became effective. In accordance with SFAS No. 142, the Company is no longer recording amortization expense related to goodwill but is reviewing it annually for impairment.

The following table sets forth reported net income and earnings per share, as adjusted to exclude goodwill amortization expense ($000's omitted, except per share data):

	Years Ended December 31,		
	2002	2001	2000
Income from continuing operations, as reported	$444,601	$302,425	$218,384
Net income, as reported	$453,645	$301,393	$188,513
Income from continuing operations, as adjusted	$444,601	$306,587	$222,546
Net income, as adjusted	$453,645	$305,555	$192,675
Per share data, as reported:			
Basic:			
Income from continuing operations	$ 7.35	$ 6.16	$ 5.29
Net income	$ 7.50	$ 6.14	$ 4.56
Diluted:			
Income from continuing operations	$ 7.20	$ 6.01	$ 5.18
Net income	$ 7.35	$ 5.99	$ 4.47
Per share data, as adjusted:			
Basic:			
Income from continuing operations	$ 7.35	$ 6.24	$ 5.39
Net income	$ 7.50	$ 6.22	$ 4.66
Diluted:			
Income from continuing operations	$ 7.20	$ 6.09	$ 5.28
Net income	$ 7.35	$ 6.07	$ 4.57

The majority of goodwill, which represents the cost of acquired companies in excess of the fair value of the net assets at the acquisition date, resulted from the acquisition of Del Webb in 2001 and has been included in the homebuilding segment. In accordance with SFAS No. 142, annually and when events or changes in circumstances indicate the carrying amount may not be recoverable, management evaluates the recoverability of goodwill by comparing the carrying value of the Company's reporting units to their fair value. Fair value is determined based on discounted future cash flows. The Company performed its annual impairment test during the fourth quarter 2002 and determined there to be no impairment of goodwill. Consequently, there was no change in the carrying amount of goodwill for the year ended December 31, 2002.

Intangible assets

Intangible assets consist primarily of trademarks and tradenames acquired in connection with the 2001 acquisition of Del Webb. These intangible assets were valued by independent appraisers and advisors at the acquisition date, utilizing proven valuation procedures, and are being amortized on a straight-line basis over a 20-year life. The acquired cost and accumulated amortization of the Company's intangible assets is $163.5 million and $11.5 million, respectively. Amortization expense for the year ended December 31, 2002 was $8.2 million and is expected to be approximately $8.3 million in each of the next 5 years.

In accordance with SFAS No. 144, intangible assets are reviewed for impairment when events or changes in circumstances indicate the carrying amounts may not be recoverable. If impairment indicators exist, an assessment of undiscounted future cash flows for the assets related to these intangibles is evaluated accordingly. If the results of the analysis indicate impairment, the assets are adjusted to fair market value.

Investments in unconsolidated entities

The Company participates in a number of joint ventures with independent third parties in which the Company has less than a controlling interest. These joint ventures purchase, develop and/or sell land and homes in the United States, Mexico and Puerto Rico. The Company recognizes its share of profits from the sale of lots and homes to other buyers. Profits from lots the Company purchases from the joint ventures are not recognized, but instead are deferred until which time the related homes are sold. At December 31, 2002, the Company had approximately $49.0 million invested in these joint ventures. Under certain arrangements, future capital contributions may be necessary to maintain ownership in the joint venture. The Company has not guaranteed any of the outstanding debt of the joint ventures at December 31, 2002, which approximated $103.2 million.

The Company also owns 22.2% of the capital stock of a mortgage banking company in Mexico. At December 31, 2002, the Company's investment in this entity was approximately $15.8 million. The Company does not have any purchase or investment commitments to this entity. Furthermore, the Company has not guaranteed any of the indebtedness of this entity, which approximated $1.2 billion at December 31, 2002.

These investments are accounted for on the equity method.

Advertising cost

The Company expenses advertising costs as incurred. For the years ended December 31, 2002, 2001 and 2000, the Company incurred advertising costs of approximately $78.2 million, $56.8 million and $40.4 million, respectively.

Employee benefits

The Company maintains three defined contribution plans that cover substantially all of the Company's employees. Company contributions to the plans are expensed as paid. The total Company contributions pursuant to the plans were approximately $7.0 million, $3.8 million and $2.3 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Income per share

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares, adjusted for nonvested shares of restricted stock (the denominator) for the period. Computing diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the dilutive effects of options and restricted stock grants. Any options that have an exercise price greater than the average market price are excluded from the diluted income per share calculation. For the years ended December 31, 2002, 2001 and 2000, 267,272, 1,795,500 and 873,000, respectively, of the outstanding stock options were excluded from this calculation.

Fair values of financial instruments

The estimated fair values of financial instruments were determined by management using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret the market data and develop the estimated fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The carrying amounts of cash and equivalents approximate their fair values due to their short-term nature.

The fair value of residential mortgage loans available-for-sale is estimated using the quoted market prices for securities backed by similar loans. Fair value exceeded cost by approximately $7.8 million and $7.4 million at December 31, 2002 and 2001, respectively.

The fair values of subordinated debentures and senior notes are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of similar issues.

Disclosures about the fair value of financial instruments are based on pertinent information available to management as of December 31, 2002. Although management is not aware of any factors that would significantly affect the reasonableness of the fair value amounts, such amounts were not comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

Stock-based compensation

At December 31, 2002, the Company has several stock-based employee compensation plans, which are described more fully in Note 8. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. With the exception of certain variable stock option grants, no stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: weighted-average dividend yields of .32%, .39% and .57%, expected volatility 34.9%, 34.8% and 34.5%, weighted-average risk-free interest rates of 3.45%, 4.94% and 5.54%, and weighted-average expected lives of 6.82 years, 6.97 years and 7.33 years.

	Years Ended December 31,		
	2002	2001	2000
Net income, as reported ($000's omitted)	$453,645	$301,393	$188,513
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects ($000's omitted)	3,096	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects ($000's omitted)	11,986	14,324	5,588
Pro forma net income ($000's omitted)	$444,755	$287,069	$182,925
Earnings per share:			
Basic—as reported	$ 7.50	$ 6.14	$ 4.56
Basic—pro forma	$ 7.36	$ 5.85	$ 4.43
Diluted—as reported	$ 7.35	$ 5.99	$ 4.47
Diluted—pro forma	$ 7.20	$ 5.70	$ 4.34

New accounting pronouncements

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which supercedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan as was required by EITF No. 94-3. This statement is effective for disposal activities initiated after December 31, 2002, with early application encouraged. SFAS No. 146 is not expected to have a material effect on the Company's consolidated results of operations, financial position or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's consolidated results of operations, financial position or cash flows. The Company adopted the disclosure provisions of this interpretation for the year ended December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation; however, it does not require a change to a fair value approach. It also requires disclosure in the summary of significant accounting policies of the effects of the Company's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The Company adopted the disclosure provisions of this statement for the year ended December 31, 2002. Further, the Company is considering the adoption of the fair value method and is evaluating various transitional methods.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. The interpretation requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. Interpretation No. 46 is not expected to have a material effect on the Company's consolidated results of operations, financial position or cash flows.

Homebuilding

Inventories

Finished inventories are stated at the lower of accumulated cost or net realizable value. Inventories under development or held for development are stated at accumulated cost, unless certain facts indicate such cost would not be recovered from the cash flows generated by future disposition. In this instance, such inventories are measured at fair value.

Sold units are expensed on a specific identification basis. Under the specific identification basis, cost of sales includes the construction cost of the home, an average lot cost by project based on land acquisition and development costs, and closing costs and commissions. Construction cost of the home includes amounts paid through the closing date of the home, plus an accrual for costs incurred but not yet paid, based on an analysis of budgeted construction cost. This accrual is reviewed for accuracy based on actual payments made after closing compared to the amount accrued, and adjustments are made if needed. Total project land acquisition and development costs are based on an analysis of budgeted costs compared to actual costs incurred to date and estimates to complete. Adjustments to estimated total project land acquisition and development costs for the project affect the amount of future lots costed.

The Company capitalizes interest cost into homebuilding inventories and charges the interest to homebuilding interest expense over a period that approximates the average life cycle of its communities. The Company capitalized interest in the amount of $123.1 million, $80.4 million and $33.1 million and expensed to homebuilding interest expense $48.7 million, $36.0 million and $28.0 million in 2002, 2001 and 2000, respectively.

Land held for sale

At December 31, 2002 and 2001, the Company had approximately $226.1 million and $231.4 million of land held for sale classified as other assets in the Consolidated Balance Sheets. Land held for sale is recorded at the lower of cost or fair value less costs to sell.

Allowance for warranties

Home purchasers are provided with warranties against certain building defects. The specific terms and conditions of those warranties vary geographically. Most warranties cover different aspects of the home's construction and operating systems for a period of up to ten years. The Company estimates the costs to be incurred under these warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes to the Company's allowance for warranties for the year ended December 31, 2002, are as follows ($000's omitted):

December 31, 2001	$ 40,866
Warranty reserves provided	70,966
Payments and other adjustments	(59,859)
December 31, 2002	**$ 51,973**

Revenues

Homebuilding revenues are recorded when the sales of homes are completed and ownership has transferred to the customer. Unfunded settlements are deposits in transit on homes for which the sale was completed.

Start-up costs

Costs and expenses associated with entry into new homebuilding markets and opening new communities in existing markets are expensed when incurred.

Financial Services

Mortgage servicing rights

The Company sells its servicing rights on a flow basis through fixed price servicing sales contracts. Due to the short period of time the servicing rights are held, usually three to four months, the Company does not amortize the servicing asset. Since the servicing rights are recorded at the value in the servicing sales contracts, there are no impairment issues related to these assets. The Company could be required to repurchase loans found to be defective. Reserves for such future repurchases are reflected in accrued and other liabilities. During 2002, 2001 and 2000, total servicing rights recognized were $35.7 million, $36.2 million and $33.0 million, respectively.

Residential mortgage loans available-for-sale

Residential mortgage loans available-for-sale are stated at the lower of aggregate cost or market value. Unamortized net mortgage discounts totaled $1.5 million and $1.8 million at December 31, 2002 and 2001, respectively.

Gains and losses from sales of mortgage loans are recognized when the loans are sold. The Company hedges its residential mortgage loans available-for-sale. Gains and losses from closed commitments and futures contracts are matched against the related gains and losses on the sale of mortgage loans. During 2002, 2001 and 2000, net gains from the sale of mortgages were $62.4 million, $41.9 million and $24.5 million, respectively.

Interest income on mortgage loans

Interest income is accrued from the date of the note until the loan is sold.

Mortgage servicing, origination and commitment fees

Mortgage servicing fees represent fees earned for servicing loans for various investors. Servicing fees are based on a contractual percentage of the outstanding principal balance and are credited to income when the related mortgage payments are received. Loan origination fees, commitment fees and certain direct loan origination costs are deferred as an adjustment to the cost of the related mortgage loan until such loan is sold.

Derivative instruments and hedging activities

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," requires companies to recognize all of their derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge or a cash flow hedge.

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. The Company currently uses only cash flow hedges.

Market risks arise from movements in interest rates and cancelled or modified commitments to lend. In order to reduce these risks, the Company uses derivative financial instruments. These financial instruments include cash forward placement contracts on mortgage-backed securities, whole loan investor commitments, options on treasury futures contracts, and options on cash forward placement contracts on mortgage-backed securities. The Company does not use any derivative financial instruments for trading purposes. When the Company commits to lend to the borrower (interest rate is locked to the borrower), the Company enters into one of the aforementioned derivative financial instruments. The change in the value of the loan commitment and the derivative financial instrument is recognized in current earnings during the period of change.

Cash forward placement contracts on mortgage-backed securities are commitments to either purchase or sell a specified financial instrument at a specified future date for a specified price and may be settled in cash by offsetting the position or through the delivery of the financial instrument. Options on treasury futures contracts and options on mortgage-backed securities grant the purchaser, for a premium payment, the right to either purchase or sell a specified treasury futures contract or a specified mortgage-backed security, respectively, for a specified price within a specified period of time or on a specified date from or to the writer of the option.

Mandatory cash forward contracts on mortgage-backed securities are the predominant derivative financial instruments used to minimize the market risk during the period from when the Company extends an interest rate lock to a loan applicant until the time the loan is sold to an investor. Whole loan investor commitments are obligations of the investor to buy loans at a specified price within a specified time period. Options on cash forward contracts on mortgage-backed securities are used in the same manner as mandatory cash forward contracts but provide protection from interest rates rising while still allowing an opportunity for profit if interest rates fall. Options on the treasury futures contracts are used as cross hedges on various loan product types and to protect the Company in a volatile interest rate environment from unexpected increases, cancellations or modifications in lending commitments.

Since the Company can terminate a loan commitment if the borrower does not comply with the terms of the contract, and some loan commitments may expire without being drawn upon, these commitments do not necessarily represent future cash requirements of Pulte Mortgage. The Company evaluates the creditworthiness of these transactions through its normal credit policies.

The Company hedges portions of its forecasted cash flow from sales of closed mortgage loans with derivative financial instruments. During the year ended December 31, 2002, the Company did not recognize any net gains or losses related to the ineffective portion of the hedging instrument excluded from the assessment of hedge effectiveness. In addition, the Company did not recognize any net gains or losses during the year ended December 31, 2002, for cash flow hedges that were discontinued because the forecasted transaction did not occur. At December 31, 2002, the Company expects to reclassify $1.3 million net of taxes, of net losses on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months from sales of closed mortgage loans.

2. SEGMENT INFORMATION

The Company's operations are classified into three reportable segments: Homebuilding, Financial Services and Corporate.

The Company's Homebuilding segment consists of the following operations:

- Domestic Homebuilding, the Company's core business, is engaged in the acquisition and development of land primarily for residential purposes within the continental United States and the construction of housing on such land targeted for the first-time, first and second move-up, and active adult homebuyers.

- International Homebuilding is primarily engaged in the acquisition and development of land principally for residential purposes and the construction of housing on such land in Mexico, Puerto Rico and Argentina.

The Company's Financial Services segment consists principally of mortgage banking and title operations conducted through Pulte Mortgage and other Company subsidiaries.

Corporate is a non-operating business segment which supports the operations of the Company's subsidiaries by acting as the internal source of financing, developing and implementing strategic initiatives centered on new business development and operating efficiencies, and providing the necessary administrative functions to support the Company as a publicly traded entity listed on the New York Stock Exchange.

Operating Data by Segment ($000's omitted)

	Years Ended December 31,		
	2002	2001	2000
Revenues:			
Homebuilding	$7,363,989	$5,309,829	$4,195,675
Financial Services	106,628	77,222	50,669
Corporate	1,202	2,210	633
Total revenues	7,471,819	5,389,261	4,246,977
Cost of sales:			
Homebuilding	5,869,827	4,255,937	3,401,746
Selling, general and administrative:			
Homebuilding	699,498	493,948	371,325
Financial Services	38,826	35,467	22,526
Corporate	29,417	15,443	12,372
Total selling, general and administrative	767,741	544,858	406,223
Interest:			
Homebuilding	48,697	36,006	28,019
Financial Services	6,753	9,079	7,478
Corporate	39,416	36,471	29,620
Total interest	94,866	81,556	65,117
Other (income) expense, net:			
Homebuilding	28,644	20,921	13,436
Financial Services	—	—	50
Corporate	(5,663)	7,748	14,937
Total other expense, net	22,981	28,669	28,423
Total costs and expenses	6,755,415	4,911,020	3,901,509
Equity income:			
Homebuilding	6,744	9,274	5,455
Financial Services	5,674	4,272	4,173
Total equity income	12,418	13,546	9,628
Income before income taxes:			
Homebuilding	724,067	512,291	386,604
Financial Services	66,723	36,948	24,788
Corporate	(61,968)	(57,452)	(56,296)
Total income before income taxes	$ 728,822	$ 491,787	$ 355,096

Supplemental Operating Data by Geographic Region ($000's omitted)

	Years Ended December 31,		
	2002	2001	2000
Revenues:			
Domestic United States	$7,275,745	$5,354,092	$4,219,818
International	196,074	35,169	27,159
Total revenues	7,471,819	5,389,261	4,246,977
Cost of sales:			
Domestic United States	5,712,771	4,225,000	3,377,135
International	157,056	30,937	24,611
Total cost of sales	5,869,827	4,255,937	3,401,746
Selling, general and administrative:			
Domestic United States	734,408	534,315	400,943
International	33,333	10,543	5,280
Total selling, general and administrative	767,741	544,858	406,223
Interest:			
Domestic United States	94,866	81,556	65,117
Other (income) expense, net:			
Domestic United States	19,570	28,689	30,116
International	3,411	(20)	(1,693)
Total other expense, net	22,981	28,669	28,423
Total costs and expenses	6,755,415	4,911,020	3,901,509
Equity income:			
Domestic United States	3,897	5,676	1,195
International	8,521	7,870	8,433
Total equity in income of joint ventures	12,418	13,546	9,628
Income before income taxes	$ 728,822	$ 491,787	$ 355,096

Asset Data by Segment ($000's omitted)

	Homebuilding	Financial Services	Corporate	Total
At December 31, 2002:				
Inventory	$4,293,597	$ —	$ —	$4,293,597
Identifiable assets	6,092,102	714,274	82,079	$6,888,455
At December 31, 2001:				
Inventory	$3,833,763	$ —	$ —	$3,833,763
Identifiable assets	5,060,583	481,914	168,396	$5,710,893

Supplemental Asset Data by Geographic Region ($000's omitted)

	Domestic United States	International	Total
At December 31, 2002:			
Inventory	$4,143,827	$149,770	$4,293,597
Identifiable assets	6,690,284	198,171	$6,888,455
At December 31, 2001:			
Inventory	$3,796,092	$ 37,671	$3,833,763
Identifiable assets	5,613,680	97,213	$5,710,893

3. DEL WEBB MERGER

On July 31, 2001, the Company merged with Del Webb Corporation in a tax-free stock-for-stock transaction. Under the terms of the merger agreement, each outstanding share of Del Webb common stock was exchanged for approximately 0.894 shares of newly issued Company stock. Approximately 16.8 million shares were issued to Del Webb shareholders. Del Webb was primarily a homebuilder with operations in seven states. For the fiscal year ended June 30, 2001, Del Webb reported net income of $91.2 million on revenues of $1.9 billion and 7,038 unit settlements. Backlog reported at June 30, 2001, was 3,682 units valued at approximately $994 million.

This merger expanded and supported the Company's leadership position. In particular, the Company believes the merger strengthened its position among active adult homebuyers, added important strategic land positions, provided operational savings from economies of scale, bolstered our purchasing leverage and enhanced the Company's overall competitive position.

The merger was accounted for using the purchase method of accounting. Approximately 16.8 million shares were issued and assigned an approximate accounting value of $42.74 per share based on the average closing price of the Company's stock for the five trading days ended July 26, 2001. The components of the purchase price and allocation are as follows ($000's omitted):

Consideration and merger costs:		
Stock issued to Del Webb stockholders	$ 720,111	
Cash paid to Del Webb stock option and restricted stock holders	29,498	
Fair value of stock options exchanged	9,276	
Cash paid for certain change-in-control and consulting arrangements	52,709	
Other transaction costs	22,389	
Total purchase price		$833,983
Purchase price allocation:		
Inventory	$1,522,797	
Other assets	387,301	
Trademarks and tradenames	163,000	
Accounts payable and other	(494,029)	
Unsecured short-term borrowings	(300,000)	
Subordinated notes	(729,096)	549,973
Goodwill		$284,010

This goodwill, which is not deductible for tax purposes, was allocated solely to the Homebuilding segment. Trademarks and tradenames are being amortized on a straight-line basis over a period of 20 years. Independent appraisers and advisors utilizing proven valuation procedures allocated portions of the purchase price, including inventory, intangible assets and various other assets.

Del Webb operations have been included in the consolidated results since August 1, 2001. The following table presents a summary of the unaudited pro forma operating results for the Company assuming that the merger with Del Webb occurred on January 1, 2001 and 2000.

	Years Ended December 31, (Unaudited)	
	2001	2000
Revenues ($000's omitted)	$6,494,795	$6,251,844
Income from continuing operations ($000's omitted)	$ 336,856	$ 285,129
Basic earnings per share	$ 5.73	$ 4.90
Diluted earnings per share	$ 5.62	$ 4.84

The pro forma information presented does not purport to be indicative of the results of operations that would have actually been reported had the merger occurred on January 1, 2001 and 2000. For the purposes of the above pro forma information presented and in accordance with Statement of *Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets,"* goodwill is not amortized for transactions occurring subsequent to June 30, 2001. As such, operations for all periods presented do not include amortization of the goodwill recognized in the Del Webb merger.

4. DISCONTINUED OPERATIONS

In September 1988, substantially all of the assets, business operations and certain liabilities of five Texas-based insolvent thrifts were acquired by First Heights. Assistance with each acquisition was provided by the Federal Savings and Loan Insurance Corporation (FSLIC) pursuant to an Assistance Agreement.

During the first quarter of 1994, the Company adopted a plan of disposal for First Heights and announced its strategy to exit the thrift industry and increase its focus on housing and related mortgage banking. First Heights sold all but one of its 32 bank branches and related deposits to two unrelated purchasers. The sale was substantially completed during the fourth quarter of 1994, although the Company held brokered deposits which were not liquidated until 1998.

Although the Company in 1994, expected to complete the plan of disposal within a reasonable period of time, contractual disputes with the Federal Deposit Insurance Corporation (FDIC) precluded the Company from completing the disposal in accordance with its original plan. As discussed in Note 11, the Company settled its litigation with the FDIC in October 2001.

First Heights' day-to-day activities have been principally devoted to supporting residual regulatory compliance matters and the litigation with the United States government, and are not reflective of the active operations of the former thrift, such as maintaining traditional transaction accounts (e.g., checking and savings accounts) or making loans. Accordingly, such operations are being presented as discontinued.

Revenues of discontinued operations were $17,000, $29,000 and $3,685,000 for the years ended December 31, 2002, 2001 and 2000, respectively. For the years ended December 31, 2002, 2001 and 2000, discontinued thrift operations resulted in a gain of $9.0 million and losses of $1.0 million and $29.9 million, respectively. The after-tax gain in 2002 includes approximately $10 million of income related to the recognition of income tax benefits resulting from the favorable resolution of certain tax matters. The after-tax loss in 2000 includes a $30 million charge for related litigation as discussed in Note 11.

5. OTHER FINANCING ARRANGEMENTS

Corporate/Homebuilding

In April 2002, the Company expanded its revolving credit facility to a total of $570 million as allowed under the credit agreement. This facility, which includes an option to expand the facility size to $600 million, expires August 31, 2005. The bank credit agreement contains restrictive covenants, the most restrictive of which requires the Company not to exceed a debt-to-total capitalization ratio, as defined in the agreement, of 50%. The following is a summary of aggregate borrowing information related to this facility ($000's omitted):

	2002	2001	2000
Available credit lines at year-end	**$570,000**	$560,000	$415,000
Unused credit lines at year-end	**$570,000**	$450,000	$415,000
Maximum amount outstanding at the end of any month	**$245,000**	$334,000	$245,000
Average monthly indebtedness	**$ 92,000**	$ 72,000	$137,000
Range of interest rates during the year	**2.56 to 4.75%**	2.65 to 6.81%	5.19 to 9.50%
Weighted-average rate at year-end	**2.78%**	3.79%	6.86%

In addition, the Company's operating entity in Argentina entered into a $3 million revolving credit facility in October 2002 to provide an additional financial resource to support the operations. Pulte Homes, Inc. has guaranteed the credit facility. There were no borrowings outstanding under this facility at December 31, 2002.

At December 31, 2002, other financing included limited recourse collateralized financing arrangements totaling $145.5 million. These financing arrangements have maturities ranging primarily from one to four years, a weighted average interest rate of 5.30%, generally collateralized by certain land positions and have no recourse to any other assets. These arrangements have been classified as accrued and other liabilities in the Consolidated Balance Sheets.

Financial Services

Notes payable to banks (collateralized short-term debt) are secured by residential mortgage loans available-for-sale. The carrying amounts of such borrowings approximate fair values.

At December 31, 2002, Pulte Mortgage had a committed bank credit line of $225 million, of which $50 million expires January 24, 2003 and $175 million expires March 31, 2003. The bank credit agreements require Pulte Mortgage to pay a fee for the committed credit line. Pulte Mortgage also has a $375 million annual asset-backed commercial paper program, of which $50 million expires January 24, 2003. The remaining $325 million under the commercial paper program can be extended to August 23, 2005 subject to approval by the administrative agent. During the three years ended December 31, 2002, Pulte Mortgage provided compensating balances, in the form of escrows and other custodial funds, in order to further reduce interest rates. The bank credit agreements contain restrictive covenants, the most restrictive of which requires Pulte Mortgage to maintain a minimum tangible net worth of $15 million.

The following is aggregate borrowing information ($000's omitted):

	2002	2001	2000
Available credit lines at year-end	**$600,000**	$450,000	$325,000
Unused credit lines at year-end	**$ 41,000**	$ 40,000	$ 91,000
Maximum amount outstanding at the end of any month	**$559,000**	$410,000	$234,000
Average monthly indebtedness	**$290,000**	$219,000	$117,000
Range of interest rates during the year	**0.45 to 2.75%**	0.45 to 9.18%	0.45 to 8.15%
Weighted-average rate at year-end	**1.91%**	2.35%	7.31%

6. SENIOR NOTES AND SUBORDINATED NOTES

The Company's senior notes and subordinated notes at book value are summarized as follows ($000's omitted):

	At December 31,	
	2002	2001
9.5% unsecured senior notes, issued by Pulte Homes, Inc., due 2003, not redeemable prior to maturity, guaranteed on a senior basis by Pulte and certain wholly-owned subsidiaries of Pulte. See Note 12.	$ 174,934	$ 174,672
7% unsecured senior notes, issued by Pulte Homes, Inc., due 2003, not redeemable prior to maturity, guaranteed on a senior basis by Pulte and certain wholly-owned subsidiaries of Pulte. See Note 12.	99,960	99,920
8.375% unsecured senior notes, issued by Pulte Homes, Inc., due 2004, not redeemable prior to maturity, guaranteed on a senior basis by Pulte and certain wholly-owned subsidiaries of Pulte. See Note 12.	111,949	111,914
7.3% unsecured senior notes, issued by Pulte Homes, Inc., due 2005, not redeemable prior to maturity, guaranteed on a senior basis by Pulte and certain wholly-owned subsidiaries of Pulte. See Note 12.	124,970	124,960
8.125% unsecured senior notes, issued by Pulte Homes, Inc., due 2011, not redeemable prior to maturity, guaranteed on a senior basis by Pulte and certain wholly-owned subsidiaries of Pulte. See Note 12.	199,005	198,883
7.875% unsecured senior notes, issued by Pulte Homes, Inc., due 2011, callable prior to maturity, guaranteed on a senior basis by Pulte and certain wholly-owned subsidiaries of Pulte. See Note 12.	494,671	495,654
7.625% unsecured senior notes, issued by Pulte Homes, Inc., due 2017, not redeemable prior to maturity, guaranteed on a senior basis by Pulte and certain wholly-owned subsidiaries of Pulte. See Note 12.	148,396	148,287
7.875% unsecured senior notes, issued by Pulte Homes, Inc., due 2032, callable prior to maturity, guaranteed on a senior basis by Pulte and certain wholly-owned subsidiaries of Pulte. See Note 12.	298,717	—
9% senior subordinated notes, issued by Del Webb Corporation, due 2006, callable prior to maturity, guaranteed by Pulte and certain wholly-owned subsidiaries of Pulte. See Note 12.	—	70,621
9.375% senior subordinated notes, issued by Del Webb Corporation, due 2009, callable prior to maturity, guaranteed by Pulte and certain wholly-owned subsidiaries of Pulte. See Note 12.	162,205	175,083
10.25% senior subordinated notes, issued by Del Webb Corporation, due 2010, callable prior to maturity, guaranteed by Pulte and certain wholly-owned subsidiaries of Pulte. See Note 12.	98,461	122,870
	$1,913,268	$1,722,864
Estimated fair value	$2,006,173	$1,744,726

Total senior note and subordinated note maturities during the five years after 2002 are as follows: 2003 – $275 million; 2004 – $112 million; 2005 – $125 million; 2006 – $0; 2007 – $0; and thereafter $1.4 billion.

In February 2003, the Company sold $300 million of 6.25% unsecured senior notes, callable prior to maturity and guaranteed by Pulte and certain wholly-owned subsidiaries of Pulte. The notes are due 2013.

7. SHAREHOLDERS' EQUITY

In October 2002, the Company's Board of Directors authorized the repurchase of $100 million of Company common stock in open-market transactions or otherwise. Pursuant to this authorization, 100,000 common shares were repurchased at an aggregate cost of approximately $4.3 million in 2002. At December 31, 2002, the Company had remaining authorization to purchase common stock aggregating $95.7 million.

Accumulated other comprehensive income (loss)

The accumulated balances related to each component of other comprehensive income are as follows ($000's omitted):

	At December 31,	
	2002	2001
Foreign currency translation adjustments:		
Argentina	$(26,876)	$(14,110)
Mexico	(6,615)	733
Change in fair value of derivatives, net of income taxes of $1,204 in 2002 and $371 in 2001	(1,880)	(592)
	$(35,371)	$(13,969)

8. STOCK COMPENSATION PLANS AND MANAGEMENT INCENTIVE COMPENSATION

The Company has fixed stock option plans for both employees (the "Employee Plans") and for nonemployee directors (the "Director Plan"); information related to the Plans is as follows:

Plan Name	Shares Authorized
Employee Plans	
Pulte Homes, Inc. 2002 Stock Incentive Plan	3,000,000
Pulte Corporation 2000 Stock Incentive Plan for Key Employees	2,500,000
Pulte Corporation 1995 Stock Incentive Plan for Key Employees	4,000,000
Pulte Corporation 1994 Stock Incentive Plan for Key Employees	2,000,000
Director Plan	
2000 Stock Plan for Nonemployee Directors	250,000

As of December 31, 2002, 2,502,657 stock options remain available for grant under the Employee Plans and 170,000 stock options remain available for grant under the Director Plan.

The Employee Plans primarily provide for the grant of options (both non-qualified options and incentive stock options as defined in each respective plan), stock appreciation rights and restricted stock to key employees of the Company or its subsidiaries (as determined by the Compensation Committee of the Board of Directors) for periods not exceeding ten years. Options granted under the Employee Plans vest incrementally in periods ranging from six months to five years. Under the Director Plan, nonemployee directors are entitled to an annual distribution of 900 shares of common stock and options to purchase an additional 4,000 shares. All options granted are non-qualified, vest immediately and are exercisable on the date of grant. Options granted under the Director Plan are exercisable for ten years from the grant date.

As a result of the Del Webb merger, the Company assumed Del Webb employee stock plans and their director stock plans. No stock options remain available for grant under the Del Webb plans.

A summary of the status of the Company's stock options for the years ended December 31, 2002, 2001 and 2000, is presented below (000's omitted, except per share data):

	2002		2001		2000	
	Shares	Weighted-Average Per Share Exercise Price	Shares	Weighted-Average Per Share Exercise Price	Shares	Weighted-Average Per Share Exercise Price
Outstanding, beginning of year	6,539	$28	5,358	$23	5,589	$19
Granted	1,390	47	1,933	37	1,439	33
Exercised	(1,727)	19	(678)	19	(1,631)	17
Forfeited	(58)	41	(74)	25	(39)	24
Outstanding, end of year	6,144	$35	6,539	$28	5,358	$23
Options exercisable at year-end	2,820	$29	3,338	$21	1,939	$18
Weighted-average per share fair value of options granted during the year	$ 19.36		$23.26		$ 15.20	

The following table summarizes information about fixed stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Per Share Exercise Prices	Number Outstanding at December 31 (000's omitted)	Weighted-Average Remaining Contract Life	Weighted-Average Per Share Exercise Price	Number Exercisable at December 31 (000's omitted)	Weighted-Average Per Share Exercise Price
$13 to $20	800	4.1	$17	566	$17
$20.01 to $31	1,557	5.4	$24	1,270	$23
$31.01 to $44	2,397	7.8	$41	763	$40
$44.01 to $54	1,390	9.0	$47	221	$50

Exclusive of the Employee Plans and Director Plan above, the Company awarded 241,241 and 157,961 shares of restricted stock to certain key employees during 2002 and 2001, respectively. In connection with the restricted stock awards, which cliff vest at the end of three years, the Company recorded compensation expense of $5.3 million and $1.7 million during 2002 and 2001, respectively. In addition, the Company's nonemployee directors can elect to defer, for a maximum of eight years, certain amounts of the consideration they receive for their service as directors. The cash deferred may be tied to either Company stock or certain stock indices. At December 31, 2002, 2001 and 2000 there were 19,300, 20,000 and 18,800 phantom stock units outstanding, respectively.

9. INCOME TAXES

The Company's net deferred tax asset is as follows ($000's omitted):

	At December 31,	
	2002	2001
Deferred tax liabilities:		
Capitalized items, principally real estate basis differences, deducted for tax, net	$ (67,526)	$ (59,050)
Trademarks and tradenames	(59,067)	(62,755)
	(126,593)	(121,805)
Deferred tax assets:		
Non-deductible reserves and other	133,475	134,637
Adjustments to the fair value of acquired senior subordinated notes	7,495	16,509
Net operating loss carryforwards	2,707	27,320
State and other credit carryforwards	11,952	11,610
	155,629	190,076
Asset valuation allowance	(1,252)	(1,252)
Net deferred tax asset	$ 27,784	$ 67,019

The state net operating losses of $55.6 million expire in years 2006 through 2022 and are generally available to offset the Company's taxable income in future years. State and other credit carryforwards include a credit voucher of $10.8 million that is expected to be realized by the Company no later than 2006. Realization of the net deferred tax asset is dependent on future reversals of existing taxable temporary differences and adequate future taxable income. Although realization is not assured, management believes that, except for the valuation allowance stated, it is more likely than not that the net deferred tax asset will be realized.

Components of current and deferred income tax expense (benefit) of continuing operations are as follows ($000's omitted):

	Current	Deferred	Total
Year ended December 31, 2002			
Federal	$221,178	$36,545	$257,723
State and other	23,808	2,690	26,498
	$244,986	$39,235	$284,221
Year ended December 31, 2001			
Federal	$179,428	$ (7,879)	$171,549
State and other	18,110	(297)	17,813
	$197,538	$ (8,176)	$189,362
Year ended December 31, 2000			
Federal	$123,381	$ 1,594	$124,975
State and other	12,679	(942)	11,737
	$136,060	$ 652	$136,712

The following table reconciles the statutory federal income tax rate to the effective income tax rate for continuing operations:

	2002	2001	2000
Income taxes at federal statutory rate	35.00%	35.00%	35.00%
Effect of state and local income taxes, net of federal tax	3.20	3.09	2.91
Settlement of state tax issues and other	.80	.41	.59
Effective rate	39.00%	38.50%	38.50%

10. LEASES

The Company leases certain property and equipment under non-cancelable leases. Office and equipment leases are generally for terms of three to five years and generally provide renewal options for terms of up to an additional three years. Model home leases are generally for shorter terms approximating one year with renewal options on a month-to-month basis. In most cases, management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. The future minimum lease payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows ($000's omitted):

Years Ending December 31,	
2003	$ 31,481
2004	23,180
2005	16,063
2006	12,156
2007	10,477
After 2007	24,263
Total minimum lease payments	$117,620

Net rental expense for the years ended December 31, 2002, 2001 and 2000, was $48.8 million, $36.5 million and $25.5 million, respectively. Certain leases contain purchase options and generally provide that the Company shall pay for insurance, taxes and maintenance.

11. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company acquires rights under options or option-type agreements to purchase land to be used in homebuilding operations at future dates. The total purchase price applicable to land under option that has been approved for purchase approximated $1.5 billion and $1.1 billion at December 31, 2002 and 2001, respectively. The total purchase price applicable to land under option that has not been approved for purchase approximated $982 million and $644 million at December 31, 2002 and 2001, respectively.

At December 31, 2002, the Company, in the normal course of business, had outstanding letters of credit and performance bonds of $1.1 billion.

The Company is involved in various litigation incidental to its continuing business operations. Management does not believe that this litigation will have a material adverse impact on the results of operations, financial position or cash flows of the Company.

First Heights-related litigation

The Company was a party to three lawsuits relating to First Heights' 1988 acquisition from the Federal Savings and Loan Insurance Corporation (FSLIC) and First Heights' ownership of five failed Texas thrifts. The first lawsuit (the "District Court Case") was filed on July 7, 1995, in the United States District Court, Eastern District of Michigan, by the Federal Deposit Insurance Corporation (FDIC) against the Company, PDCI and First Heights (collectively, the "Pulte Parties"). The second lawsuit (the "Court of Federal Claims Case") was filed on December 26, 1996, in the United States Court of Federal Claims (Washington, D.C.) by the Pulte Parties against the United States. The third lawsuit was filed by First Heights on January 10, 2000, in the United States District Court, Eastern District of Michigan, against the FDIC regarding the amounts, including interest, the FDIC was obligated to pay First Heights on two promissory notes which had been executed by the FDIC's predecessor, the FSLIC.

In the District Court Case, the FDIC, as successor to the FSLIC, sought a declaration of rights and other relief related to the Assistance Agreement entered into between First Heights and the FSLIC. The FDIC and the Pulte Parties disagreed about the proper interpretation of provisions in the Assistance Agreement which provide for sharing of certain tax benefits achieved in connection with First Heights' 1988 acquisition and ownership of the five failed Texas thrifts. The District Court Case also included certain other claims relating to the foregoing, including claims resulting from the Company's and First Heights' amendment of a tax sharing and allocation agreement between the Company and First Heights. The Pulte Parties disputed the FDIC's claims and filed an answer and a counterclaim, seeking, among other things, a declaration that the FDIC had breached the Assistance Agreement in numerous respects. On December 24, 1996, the Pulte Parties voluntarily dismissed without prejudice certain of their claims in the District Court Case and, on December 26, 1996, initiated the Court of Federal Claims Case.

In October 2001, the FDIC and the Pulte Parties settled the District Court Case, the related appeal to the Sixth Circuit Court of Appeals and the third lawsuit. As part of this settlement (the "Settlement"), the First Heights Assistance Agreement was terminated, except that certain tax benefit sharing provisions will continue in effect, and the warrants issued by First Heights to the FDIC were extinguished. The Company does not believe that the claims in the Court of Federal Claims Case are in any way prejudiced by the Settlement.

In the Court of Federal Claims Case, the Pulte Parties assert breaches of contract on the part of the United States in connection with the enactment of Section 13224 of the Omnibus Budget Reconciliation Act of 1993 ("OBRA"). That provision repealed portions of the tax benefits that the Pulte Parties claim they were entitled to under the contract to acquire the failed Texas thrifts. The Pulte Parties also assert another claim concerning the contract, that the United States (through the FDIC as receiver) improperly attempted to amend the failed thrifts' pre-acquisition tax returns and that this attempt was made in an effort to deprive the Pulte Parties of tax benefits for which they had contracted.

On August 17, 2001, the United States Court of Federal Claims ruled that the United States government is liable to the Company for breach of contract by enacting Section 13224 of OBRA. The Court is proceeding to determine the amount of damages to which the Pulte Parties are entitled. While it is unclear at this time what amount the Court will award, the Pulte Parties are currently seeking approximately $80 million in after tax damages for the United States government's breach of contract.

12. SUPPLEMENTAL GUARANTOR INFORMATION

The Company has the following outstanding senior note obligations: (1) $175 million, 9.5%, due 2003, (2) $100 million, 7%, due 2003, (3) $112 million, 8.375%, due 2004, (4) $125 million, 7.3%, due 2005, (5) $200 million, 8.125%, due 2011, (6) $499 million, 7.875%, due 2011, (7) $150 million, 7.625%, due 2017 and (8) $300 million, 7.875%, due 2032. Such obligations to pay principal, premium, if any, and interest are guaranteed jointly and severally on a senior basis by the Company's wholly-owned Domestic Homebuilding subsidiaries (collectively, the Guarantors). The Company has the following outstanding senior subordinated note obligations: (1) $155 million, 9.375%, due 2009, (2) $93 million, 10.25%, due 2010. Such obligations to pay principal, premium, if applicable, and interest are guaranteed jointly and severally on a senior subordinated basis by the Guarantors. Such guarantees are full and unconditional. The principal non-Guarantors include PDCI, Pulte International Corporation, Pulte Mortgage, North American Builders Indemnity Company and First Heights.

Supplemental condensed consolidated financial information of the Guarantors is presented below. Investments in subsidiaries are presented using the equity method of accounting. Separate financial statements of the Guarantors are not provided as the condensed consolidated financial information contained herein provides a more meaningful disclosure to allow investors to determine the nature of the assets held by and the operations of the Guarantors:

CONDENSED BALANCE SHEET

December 31, 2002 and 2001

($000's omitted)	2002	2001
ASSETS		
Cash and equivalents	$ 541,095	$ 33,643
House and land inventories	4,143,827	3,796,092
Other	1,304,210	2,158,013
	$5,989,132	$5,987,748
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable, accrued and other liabilities	$2,052,136	$3,400,484
Subordinated notes	260,666	368,574
	2,312,802	3,769,058
Shareholders' equity	3,676,330	2,218,690
	$5,989,132	$5,987,748

CONDENSED STATEMENT OF OPERATIONS

For the years ended December 31, 2002, 2001 and 2000

($000's omitted)	2002	2001	2000
Revenues	$7,183,957	$5,286,754	$4,175,036
Expenses	6,448,931	4,774,801	3,802,196
Equity income	3,897	5,676	1,195
Income before income taxes and equity in net income of subsidiaries	738,923	517,629	374,035
Income taxes	288,111	199,369	144,508
Income before equity in income of subsidiaries	450,812	318,260	229,527
Equity in income of subsidiaries	33,310	16,599	11,750
Net Income	$ 484,122	$ 334,859	$ 241,277

CONDENSED STATEMENT OF CASH FLOWS

For the years ended December 31, 2002, 2001 and 2000

($000's omitted)	2002	2001	2000
Net cash provided by (used in) operating activities	$ 362,271	$ (167,875)	$157,908
Net cash provided by (used in) investing activities	273,317	(893,350)	2,171
Net cash provided by (used in) financing activities	(128,136)	961,008	(70,425)
Net (decrease) increase in cash and equivalents	507,452	(100,217)	89,654
Cash and equivalents at beginning of year	33,643	133,860	44,206
Cash and equivalents at end of year	$ 541,095	$ 33,643	$133,860

Expanded supplemental financial information of the Company, specifically including combining statements for the parent company, Guarantor subsidiaries and non-Guarantor subsidiaries, is included in the Company's form 10-K as filed with the Securities and Exchange Commission.

Report of Management

The management of Pulte Homes, Inc. is responsible for the integrity and objectivity of the accompanying financial statements and related information. The statements were prepared in accordance with accounting principles generally accepted in the United States, and, as such, include amounts that are based on our best judgments and estimates.

Management maintains a system of internal accounting and disclosure controls designed to provide reasonable assurance that assets are safeguarded and that transactions and events are recorded properly and that ultimately will result in the preparation of reliable financial statements. While the Company is organized on the principle of decentralized management, appropriate control measures are also evidenced by well-defined organizational responsibilities, management selection, development and evaluation processes, communication techniques, financial planning and reporting systems and formalized procedures. In addition, internal auditors monitor the operation of the internal control system and report findings and recommendations to management and the Audit Committee, and corrective actions are taken to remedy deficiencies if and when they are identified.

Ernst & Young LLP, independent auditors, is engaged to audit our financial statements. Ernst & Young LLP maintains an understanding of our internal controls and conducts such tests and other auditing procedures considered necessary in the circumstances to express their opinion on our financial statements in the report that follows.

The Audit Committee, composed entirely of nonemployee directors, meets periodically with the independent auditors, management and internal auditors to review their work and confirm they are properly performing their duties. Both the internal and independent auditors have unrestricted access to the Committee, without the presence of management, to discuss any appropriate matters.

Mark J. O'Brien
President and
Chief Executive Officer

Roger A. Cregg
Senior Vice President and
Chief Financial Officer

Vincent J. Frees
Vice President and Controller

Report of Independent Auditors

The Board of Directors and Shareholders
Pulte Homes, Inc.

We have audited the accompanying consolidated balance sheets of Pulte Homes, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pulte Homes, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.

Ernst & Young LLP

Detroit, Michigan
January 21, 2003

Unaudited Quarterly Information

(000's omitted, except per share data)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
2002					
Homebuilding:					
Revenues	$1,355,605	$1,661,670	$1,831,317	$2,515,397	$7,363,989
Income before income taxes	115,334	146,522	180,180	282,031	724,067
Financial Services:					
Revenues	$ 23,024	$ 23,842	$ 27,836	$ 31,926	$ 106,628
Income before income taxes	12,254	16,162	19,168	19,139	66,723
Corporate:					
Revenues	$ 112	$ 51	$ 353	$ 686	$ 1,202
Loss before income taxes	(15,054)	(14,462)	(13,254)	(19,198)	(61,968)
Consolidated results:					
Revenues	$1,378,741	$1,685,563	$1,859,506	$2,548,009	$7,471,819
Income from continuing operations before income taxes	112,534	148,222	186,094	281,972	728,822
Income taxes	43,894	57,814	72,585	109,928	284,221
Income from continuing operations	68,640	90,408	113,509	172,044	444,601
Income (loss) from discontinued operations	(528)	(205)	9,937	(160)	9,044
Net income	$ 68,112	$ 90,203	$ 123,446	$ 171,884	$ 453,645
Per share data:					
Basic:					
Income from continuing operations	$ 1.15	$ 1.49	$ 1.87	$ 2.83	$ 7.35
Income (loss) from discontinued operations	(.01)	—	.16	—	.15
Net income	$ 1.14	$ 1.49	$ 2.03	$ 2.83	$ 7.50
Weighted-average common shares outstanding	59,863	60,500	60,792	60,776	60,453
Assuming dilution:					
Income from continuing operations	$ 1.12	$ 1.45	$ 1.83	$ 2.78	$ 7.20
Income (loss) from discontinued operations	(.01)	—	.16	—	.15
Net income	$ 1.11	$ 1.45	$ 1.99	$ 2.78	$ 7.35
Adjusted weighted-average common shares and effect of dilutive securities	61,472	62,359	61,950	61,824	61,746

Unaudited Quarterly Information

(000's omitted, except per share data)

	1st Quarter	2nd Quarter	3rd Quarter [a]	4th Quarter [a]	Total
2001					
Homebuilding:					
Revenues	$825,047	$1,040,685	$1,463,427	$1,980,670	$5,309,829
Income before income taxes	66,478	104,489	142,228	199,096	512,291
Financial Services:					
Revenues	$ 14,711	$ 17,132	$ 20,898	$ 24,481	$ 77,222
Income before income taxes	6,672	7,495	9,291	13,490	36,948
Corporate:					
Revenues	$ 717	$ 905	$ 494	$ 94	$ 2,210
Loss before income taxes	(9,542)	(13,417)	(16,296)	(18,197)	(57,452)
Consolidated results:					
Revenues	$840,475	$1,058,722	$1,484,819	$2,005,245	$5,389,261
Income from continuing operations before income taxes	63,608	98,567	135,223	194,389	491,787
Income taxes	24,489	37,948	52,072	74,853	189,362
Income from continuing operations	39,119	60,619	83,151	119,536	302,425
Income (loss) from discontinued operations	252	(825)	(364)	(95)	(1,032)
Net income	$ 39,371	$ 59,794	$ 82,787	$ 119,441	$ 301,393
Per share data:					
Basic:					
Income from continuing operations	$ .94	$ 1.44	$ 1.56	$ 2.03	$ 6.16
Income (loss) from discontinued operations	.01	(.02)	(.01)	—	(.02)
Net income	$ .95	$ 1.42	$ 1.55	$ 2.03	$ 6.14
Weighted-average common shares outstanding	41,795	41,987	53,421	58,951	49,098
Assuming dilution:					
Income from continuing operations	$ .91	$ 1.40	$ 1.53	$ 1.99	$ 6.01
Income (loss) from discontinued operations	.01	(.02)	(.01)	(.01)	(.02)
Net income	$ .92	$ 1.38	$ 1.52	$ 1.98	$ 5.99
Adjusted weighted-average common shares and effect of dilutive securities	42,999	43,365	54,518	60,187	50,323

(a) Included in the 3rd and 4th quarter information are the operations of Del Webb Corporation, which was acquired on July 31, 2001 as discussed in Note 3 in Notes to Consolidated Financial Statements.

Market for the Registrant's Common Equity and Related Stockholder Matters

Our common stock is listed on the New York Stock Exchange (Symbol: PHM). The table below sets forth, for the quarterly periods indicated, the range of high and low closing prices and cash dividends declared per share.

	2002			2001		
	High	Low	Declared Dividends	High	Low	Declared Dividends
1st Quarter	$54.44	$41.98	$.04	$42.63	$32.62	$.04
2nd Quarter	58.93	46.00	.04	49.57	37.56	.04
3rd Quarter	57.94	40.82	.04	48.01	27.00	.04
4th Quarter	49.69	36.59	.04	45.94	30.28	.04

At December 31, 2002, there were 1,597 shareholders of record.

Management Team

CORPORATE MANAGEMENT

William J. Pulte
Chairman of the Board

Mark J. O'Brien
President and Chief Executive Officer

Richard J. Dugas, Jr.
Executive Vice President and Chief Operating Officer

Roger A. Cregg
Senior Vice President and Chief Financial Officer

John R. Stoller
Senior Vice President, General Counsel and Secretary

Leo J. Taylor
Senior Vice President, Human Resources

Anne L. Mariucci
Senior Vice President, Strategic Planning

Mary S. Alexander
Vice President, Associate General Counsel

Larry W. Beckner
Vice President, Chief Information Officer

Steven A. Burch
Vice President, Segmentation

Sean J. Degen
Vice President, Product Development

Vincent J. Frees
Vice President and Controller

Elaine A. Kramer
Vice President, Leadership Development and Training

Alan E. Laing
Vice President, Supply Chain, E-business and Customer Satisfaction

James P. Lesinski
Vice President, Sales and Marketing

Daniel P. Lynch
Vice President, Compensation and Process Improvement

Norma J. Machado
Vice President, H.R. Planning and Development

Gregory M. Nelson
Vice President and Assistant Secretary

Bruce E. Robinson
Vice President and Treasurer

Robert P. Schafer
Vice President, Finance and Homebuilding Operations

David G. Schreiner
Vice President, Active Adult Development

Maureen E. Thomas
Vice President, Associate General Counsel

James P. Zeumer
Vice President, Investor and Corporate Communications

OPERATING DIVISIONS

Arizona Area

ARIZONA AREA PRESIDENT
Steven C. Petruska

Anthem Arizona
Benjamin S. Redman

Phoenix
John J. Chadwick

Corte Bella, Lone Mountain, Solera, Sun City Grand, Prescott Lakes, Winfield
Sheryl D. Palmer

Tucson
Bruce F. Stokes

South Florida Area

SOUTH FLORIDA AREA PRESIDENT
Thomas H. Harvey

DiVosta
Harmon Smith

Fort Myers, South Florida
Gregory G. Wolpert

Orlando
James C. Leiferman

Spruce Creek
Jay Thompson

Tampa Bay
Jim Bowen

Midwest Area

MIDWEST AREA PRESIDENT
Patrick J. Beirne

Illinois
Peter Keane

Kansas City
Tamara S. Gross

Minnesota
Thomas J. Standke

Sun City Huntley, Grand Haven
Thomas M. Chisholm

Northern California Area

N. CALIFORNIA AREA PRESIDENT
Matthew W. Koart

N. California
Steve Kalmbach

Sacramento
Christopher B. Cady

Sun City Lincoln Hills, Whitney Oaks, Elk Grove
Mark E. Kaushagen

Great Lakes Area

GREAT LAKES AREA PRESIDENT
Jeffrey K. Parsigian

Cleveland
Greg C. Williams

Grand Rapids
Jeffrey D. Chamberlain

Indianapolis
Mark A. Thomas

Michigan
Vince DePorre

Tennessee
Jeff J. Logsdon

Nevada Area

NEVADA AREA PRESIDENT
Steven C. Petruska

Las Vegas
Randall M. Bury

Sun City/Anthem Country Club N. Las Vegas JV, Sun City Aliante
Christopher Haines

Southern California Area

S. CALIFORNIA AREA PRESIDENT
Igor Noriega

S. California
L.J. Edgecomb

Sun City Palm Desert, Sun Lakes Banning
Ronald J. Rakunas

Mid-Atlantic Area

MID-ATLANTIC AREA PRESIDENT
Richard D. DiBella

Fredericksburg
Chris Ryan

Maryland
George Baker

Washington
Dave Graham

Northeast Area

NORTHEAST AREA PRESIDENT
Jeffrey A. Croft

Central New Jersey
William E. Weber

Delaware Valley
William E. Reiser, Jr.

Long Island
Donald M. Eversoll

New England
James R. McCabe

Northeast Active Adult
Kenneth A. Simons

Central Area

CENTRAL AREA PRESIDENT
Richard L. Strom

Austin
Arra Yerganian

Colorado
C. Dean Amann II

DFW West
Donald J. Dykstra

DFW East
Donald R. Evans

Houston
Steven S. Atchison

Preble Creek
David Bracht

San Antonio
Timothy M. Stewart

Sun City Texas
Gary Newman

Southeast Area

SOUTHEAST AREA PRESIDENT
Norman B. White

Charlotte
Thomas W. Bruce

Georgia
Wayne B. Williams

Jacksonville
David A. Smith

Raleigh
Open

Sun City Hilton Head
Kenneth R. Hull

Corporate Information

SENIOR CORPORATE OFFICERS

William J. Pulte
Chairman of the Board

Mark J. O'Brien
President and Chief Executive Officer

Richard J. Dugas, Jr.
Executive Vice President and Chief Operating Officer

Roger A. Cregg
Senior Vice President and Chief Financial Officer

John R. Stoller
Senior Vice President, General Counsel and Secretary

Leo J. Taylor
Senior Vice President, Human Resources

DIRECTORS

D. Kent Anderson[2]
Chairman
Beacon Management Corporation

Debra Kelly-Ennis[1][3]
President/COO
Saab Cars USA, Inc.

David N. McCammon[1][3]
Retired Vice President of Finance
Ford Motor Company

Mark J. O'Brien
President and Chief Executive Officer
Pulte Homes, Inc.

Patrick J. O'Meara[1]
Chairman
Ann Arbor Acquisition Corporation

William J. Pulte
Chairman of the Board & Founder
Pulte Homes, Inc.

Bernard W. Reznicek[1][2]
President/CEO
Premier Enterprises, Inc.

Michael E. Rossi[1]
Retired Chairman
Bank of America

Alan E. Schwartz
Partner
Honigman, Miller, Schwartz and Cohn, Attorneys
Counsel to the Company

Francis J. Sehn[2][3]
Chief Executive Officer
The Fran Sehn Company, Inc.

John J. Shea[2]
Retired Vice Chairman, President and Chief Executive Officer
Spiegel, Inc.

William B. Smith[3]
Advisory Director
Morgan Stanley Dean Witter & Co.

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Nominating Committee Member

OPERATING SUBSIDIARIES

Pulte Homes, Inc.
100 Bloomfield Hills Parkway
Suite 300
Bloomfield Hills, Michigan 48304

Pulte Mortgage, LLC
7475 South Joliet Street
Englewood, Colorado 80112
Roger C. Pastore, President

INVESTOR INFORMATION

Information Requests

The Company's annual report to stockholders and proxy statement together contain substantially all the information presented in the Form 10-K report filed with the Securities and Exchange Commission. Individuals interested in receiving the annual report, Form 10-K, Form 10Qs or other printed corporate literature should write to the Investor Relations Department at the corporate office or call (248) 647-2750.

Investor Inquiries

Shareholders, securities analysts, portfolio managers and others with inquiries about the company should contact James P. Zeumer, Vice President of Investor and Corporate Communications, at the corporate office or call (248) 433-4597. Shareholders with inquiries relating to shareholder records, stock transfers, change of ownership, change of address and dividend payments should contact:

State Street Bank and Trust Company
c/o EquiServe
150 Royall Street
Canton, MA 02021
(877) 282-1168
www.equiserve.com

INTERNET ADDRESS

Additional information about Pulte Homes may be obtained by visiting our website at http://www.pulte.com

ANNUAL MEETING OF THE SHAREHOLDERS

The annual meeting of shareholders of Pulte Homes, Inc., will be held at 8:30 a.m. (EDT), Thursday, May 15, 2003, at the Hilton Northfield in Troy, Michigan.

COMMON STOCK INFORMATION

Ticker Symbol: PHM

Pulte Homes, Inc., is a component of the S&P 500 Composite Stock Price Index. Common stock of Pulte Homes, Inc., is listed and traded on the New York Stock Exchange, which is the principal market for the common stock, and is also traded on the Boston, Cincinnati, Midwest, Pacific and Philadelphia stock exchanges. Option trading in Pulte is conducted on the Chicago Board of Exchange.

Designed by Curran & Connors, Inc. / www.curran-connors.com









Pulte Homes

Del Webb

Divosta



Pulte Homes, Inc.
100 Bloomfield Hills Parkway
Bloomfield Hills, Michigan 48304
www.pulte.com